

2020 PROXY STATEMENT
NOTICE OF ANNUAL MEETING

WEDNESDAY, MAY 13, 2020
9:00 a.m. (Central Daylight Time)



March 27, 2020

DEAR FELLOW
STOCKHOLDER:

On behalf of the Board of Directors, I am pleased to invite you to attend US Foods' 2020 Annual Meeting of Stockholders on Wednesday, May 13, 2020, at 9:00 a.m. (CDT). The Annual Meeting will be held entirely online due to the emerging public health impact of the coronavirus outbreak (COVID-19) and to support the health and safety of our associates and stockholders. You will be able to attend and participate in the online Annual Meeting by visiting www.virtualshareholdermeeting.com/USFD2020, where you will be able to listen to the meeting live, submit questions, and vote. Information about attending the online Annual Meeting and voting your shares may be found in the accompanying notice and proxy statement. Your vote is very important to us and, whether or not you plan to attend the online Annual Meeting, I encourage you to review the notice and proxy statement and submit your vote today.

In fiscal 2019, we maintained our differentiated market position by providing innovative, on-trend products and value-added technology solutions to help our customers *Make It.* Our focus on profitable growth enabled us to deliver organic independent restaurant case volume growth and increased penetration of our private brands during fiscal 2019. These drivers, together with results from our cost discipline initiatives, contributed to continued Adjusted EBITDA growth. At the same time, we advanced our omni-channel selling strategy to provide customers with more ways to purchase our products. During fiscal 2019, we also completed the acquisition of the Food Group of Companies, which enhances our overall scale and footprint in the Northwest and West regions of the country. We remain confident in our growth prospects and believe that we are well-positioned for long-term success.

Our Board continues to play a key role in overseeing our business' foundation and long-term growth trajectory. Our nine directors, eight of whom are independent and seven of whom have joined the Board since our initial public offering in 2016, comprise a highly skilled and diverse Board with a mix of perspectives, backgrounds, and experiences that we believe provides a distinct competitive advantage. Feedback from stockholders on corporate governance, compensation,

and sustainability has provided the Board with valuable insights. Most recently, our focus on serving our stakeholders through established best practices has led to declassifying the Board, reinforcing our pay-for-performance philosophy through the enhanced design of our incentive compensation programs, and implementing sustainability initiatives, among other things.

At US Foods, our goal of helping our customers *Make It.* extends to how we serve the communities where we live and work. Our commitment to caring for people, protecting the environment, and providing sustainably-sourced products is a fundamental component of our approach, complementing our long-term business strategy and strengthening our drive for sustainable growth. We have continued to enhance our corporate social responsibility disclosures, and encourage you to review our efforts, initiatives, and accomplishments in the accompanying proxy statement and in our latest Corporate Social Responsibility Review at *www.usfoods.com/csr.*

Entering fiscal 2020, we look forward to continuing to make significant progress on our *Great Food. Made Easy.* strategy and building upon the momentum generated by the hard work and focus of our 28,000 associates.

On behalf of the Board and everyone at US Foods, we are grateful for your continued trust and support. Thank you for being a US Foods stockholder.

Sincerely,

PIETRO SATRIANO
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER



9399 W. HIGGINS ROAD
SUITE 100
ROSEMONT, IL 60018

March 27, 2020

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

MEETING INFORMATION
WEDNESDAY, MAY 13, 2020
9:00 a.m. (Central Daylight Time)

We are pleased to provide notice of the 2020 Annual Meeting of Stockholders of US Foods Holding Corp. The Annual Meeting will be held entirely online at www.virtualshareholdermeeting.com/USFD2020.

At this meeting, you will be asked to:

1. Elect the three nominees named in the proxy statement to the Board of Directors;

2. Approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed in the proxy statement;

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2020; and

4. Transact any other business properly before the meeting or any adjournments or postponements of the meeting.

Stockholders of record at the close of business on March 16, 2020 are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. A complete list of stockholders entitled to vote at the Annual Meeting may be accessed electronically, upon request, starting ten (10) days prior to the meeting by contacting US Foods Investor Relations via email at *ir@usfoods.com.* In addition, such stockholder list will be posted on the virtual meeting website during the meeting.

Beginning on or about March 27, 2020, a Notice of Internet Availability of Proxy Materials will be mailed to our stockholders of record as of March 16, 2020. In addition, the proxy statement, the accompanying proxy or voting instruction card, and our 2019 Annual Report to Stockholders are available at *https://materials.proxyvote.com/912008.* As more fully described in the Notice, all stockholders may choose to access these materials online or may request printed or emailed copies.

We encourage you to vote your shares as soon as possible. Specific instructions for voting over the internet or by telephone or mail are included in the Notice. If you attend the Annual Meeting online and vote electronically during the meeting, your vote will replace any earlier vote.

By Order of the Board of Directors,

KRISTIN M. COLEMAN
Executive Vice President, General Counsel and
Chief Compliance Officer

REVIEW THE PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

			
INTERNET Visit www.proxyvote.com	**TELEPHONE** Call the telephone number on your proxy or voting instruction card	**MAIL** Sign, date, and return your proxy or voting instruction card in the enclosed envelope	**AT THE MEETING** Attend the meeting online at www.virtualshareholdermeeting.com/USFD2020

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other nominee to see which voting methods are available to you.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 13, 2020:
The proxy statement and our 2019 Annual Report are available at *https://materials.proxyvote.com/912008*

PROXY SUMMARY

VOTING MATTERS

	Board Recommendation	Page
Proposal 1 – Election of Three Director Nominees	**FOR**	8
Proposal 2 – Advisory Approval of Say on Pay Resolution	**FOR**	45
Proposal 3 – Ratification of Appointment of Independent Auditor	**FOR**	47

DIRECTOR HIGHLIGHTS

Name	Age	Director Since	Term Expiring	Audit	Compensation	Executive	Nominating and Corporate Governance
Cheryl A. Bachelder *Independent*	63	October 2018	2021	—	—	—	✓
Court D. Carruthers *Independent*	47	July 2016	2020*	✓	C	✓	—
Robert M. Dutkowsky *Lead Independent Director*	65	January 2017	2022	—	—	✓	C
Sunil Gupta *Independent*	61	March 2018	2022	✓	—	—	—
John A. Lederer *Independent*	64	September 2010	2021	—	—	—	—
Carl Andrew Pforzheimer *Independent*	58	January 2017	2021	—	—	—	✓
Pietro Satriano *Chairman and Chief Executive Officer*	57	July 2015	2022	—	—	C	—
David M. Tehle *Independent*	63	July 2016	2020*	C	✓	✓	—
Ann E. Ziegler *Independent*	61	January 2018	2020*	✓	✓	—	—

* Denotes standing for re-election at 2020 Annual Meeting

C *Denotes Committee Chairperson*



AGE

59.9 Years Average Age

- 2 — 50-60 Years
- 6 — >60 Years
- 1 — <50 Years

INDEPENDENCE

89% Independent

- 8 — Independent
- 1 — Non-Independent

DIVERSITY

33% Diverse

- 2 — Gender Diversity
- 1 — Ethnic Diversity

EXPERIENCE

Food Industry	4	
CEO Leadership	6	
Public Company Governance	7	
Accounting/Finance	8	
Technology	2	
Marketing & Strategy	3	
Risk Management	8	

GOVERNANCE HIGHLIGHTS & RECENT ENHANCEMENTS

- Eight of nine directors are independent
- Fully independent Audit, Compensation, and Nominating and Corporate Governance Committees
- Lead Independent Director
- Strong commitment to Board diversity
- Comprehensive and strategic approach to enterprise risk management
- No shareholder rights plan or poison pill
- Annual say on pay vote
- Stock ownership guidelines for directors and executives
- No stock hedging or pledging permitted by directors and executives
- Annual Board and committee self-evaluations
- Proactive stockholder engagement

RECENT CORPORATE GOVERNANCE ENHANCEMENTS:

- Declassified Board, with all directors standing for election now subject to annual election for one-year terms, and elimination of requirement that directors may be removed only for cause
- New long-term incentive plan reflecting key stockholder-friendly features
- New sustainability initiatives and strengthened commitment to ESG engagement

EXECUTIVE COMPENSATION HIGHLIGHTS

PHILOSOPHY (PAGE 23)

Our executive compensation program is designed to attract, motivate, develop, and retain the right talent, in the right places, at the right time. The following guiding principles form the basis of our executive compensation philosophy:

- Appropriately **balance annual and long-term incentive compensation opportunities** to align with our goals, priorities, and the creation of stockholder value;
- **Balance risk and reward** to encourage sustainable financial performance; and
- Offer fiscally responsible programs that **ensure accountability in meeting our performance goals**.

FISCAL 2019 COMPENSATION MIX (PAGE 27)

CEO TARGET COMPENSATION MIX


20.9% Time-Based Stock Options
14.9% Base Salary
AT-RISK COMPENSATION 85.1%
22.4% Annual Cash Incentive
20.9% Time-Based Restricted Stock
20.9% Performance-Based Restricted Stock

OTHER NEOs TARGET COMPENSATION MIX


16.6% Time-Based Stock Options
28.7% Base Salary
AT-RISK COMPENSATION 71.4%
16.6% Time-Based Restricted Stock
21.6% Annual Cash Incentive
16.6% Performance-Based Restricted Stock

IMPORTANT DATES FOR 2021 ANNUAL MEETING

Deadline to include stockholder proposals in our proxy statement	→ On or before November 27, 2020
Period to submit stockholder proposals not included in our proxy statement	→ Between January 13, 2021 and February 12, 2021
Period for stockholders to nominate director candidates for election	→ Between January 13, 2021 and February 12, 2021

PROPOSAL 1: ELECTION OF DIRECTORS

Our business and affairs are managed under the direction of our Board of Directors (the "Board"). The Board is currently comprised of nine directors, eight of whom are independent under the corporate governance standards of the New York Stock Exchange (the "NYSE").

At our 2019 annual meeting of stockholders, our stockholders adopted an amendment and restatement of our Certificate of Incorporation to, among other things, eliminate the classification of the Board on a phased-in basis. As a result, all of our directors standing for election following the effectiveness of our amended and restated Certificate Incorporation in May 2019 (including the three director nominees standing for election at the Annual Meeting) will be elected for one-year terms. Beginning at our 2022 annual meeting, the declassification of the Board will be complete and all of our directors will be subject to annual election.

The terms of three of our directors expire on the date of the Annual Meeting, subject to the election and qualification of their successors. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the three individuals named below for re-election as directors for one-year terms.

DIRECTOR NOMINATING PROCESS

The Nominating and Corporate Governance Committee recommends candidates to the Board it believes are qualified and suitable to become members of the Board. The Nominating and Corporate Governance Committee also considers the performance of incumbent directors in determining whether to recommend them for re-election. Recommendations may be received by the Nominating and Corporate Governance Committee from various sources, including current and former directors, a search firm retained by the Nominating and Corporate Governance Committee, stockholders, Company executives, and candidates themselves.

In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Nominating and Corporate Governance Committee will recommend to the Board an individual to fill the vacancy.

Stockholders who wish to identify director candidates for consideration by the Nominating and Corporate Governance Committee should write to the address provided in the section entitled "Board Policy Regarding Communications" on page 52. Stockholders may also nominate directors for election to the Board as described in the section entitled "How can I propose someone to be a nominee for election to the Board?" on page 52. All submissions should comply with the requirements set forth in our Bylaws.

SKILLS, EXPERIENCE, AND COMMITMENT TO DIVERSITY

The Board seeks members with varying professional backgrounds and other differentiating personal characteristics who combine a broad spectrum of experience and expertise with a reputation for integrity. The Board believes that maintaining a diverse membership enhances the Board's discussions and enables the Board to better represent all of the Company's constituents. The Board is currently comprised of two sitting chief executive officers, three former chief executive officers, two former chief financial officers, a successful restaurateur, and a tenured business school professor. With our three most recent director appointments, the Board reflects a more diverse composition, with two of our directors being women and one of our directors being ethnically diverse.

Our Corporate Governance Guidelines provide that individuals will be considered for nomination to the Board based on their business and professional experience, judgment, gender, race and ethnicity, skills, background, and other unique characteristics as the Board deems appropriate. Accordingly, the Board is committed to actively seeking out highly qualified women and individuals from minority groups as well as candidates with diverse or non-traditional backgrounds, skills, and experiences as part of the director search process.

Director candidates should demonstrate a reputation for integrity, strong values, and discipline, high ethical standards, a commitment to full participation on the Board and its committees, and relevant career experience, along with other skills and characteristics that meet the current needs of the Board. The Nominating and Corporate Governance Committee and the Board will also consider whether candidates meet applicable independence standards where appropriate and evaluate any potential conflicts of interest with respect to each candidate.

The three nominees named below have been recommended to the Board by the Nominating and Corporate Governance Committee and nominated by the Board to serve as directors until our 2021 annual meeting and until their successors are duly elected and qualified. Each nominee has consented to stand for election, and the Board does not anticipate that any nominee will be unavailable to serve. If a director nominee should become unavailable to serve at the time of the Annual Meeting, shares represented by proxy may be voted for the election of a substitute nominee to be designated by the Board. Alternatively, in lieu of designating a substitute, the Board may reduce the size of the Board.

BACKGROUND AND EXPERIENCE OF DIRECTORS

The professional background and experience of each member of the Board is provided below. We believe that our directors collectively provide an appropriate mix of experience and skills relevant to the size and nature of our business.

NOMINEES FOR ELECTION AS DIRECTORS WITH A TERM EXPIRING AT THE 2021 ANNUAL MEETING

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR EACH OF THE THREE DIRECTOR NOMINEES.

COURT D. CARRUTHERS



Age 47

Director since: 2016

INDEPENDENT

COMMITTEES:
- Audit
- Compensation (Chair)
- Executive

Mr. Carruthers has served as the President and Chief Executive Officer of TricorBraun, Inc., a global leader in the design and supply of primary packaging solutions, since October 2017. He is also the principal and founder of CKAL Advisory Partners, which provides private equity advisory services in the distribution, eCommerce, and supply chain sectors. Mr. Carruthers previously served W.W. Grainger, Inc., an industrial supply company, as Group President, Americas from August 2013 to July 2015, President, Grainger U.S., from January 2012 to August 2013, President, Grainger International, from February 2009 to December 2011, and President, Acklands-Grainger, from October 2006 to January 2009. He was appointed a Senior Vice President of Grainger in 2007.

SKILLS AND QUALIFICATIONS:
- Mr. Carruthers has substantial experience as a senior executive for a large international distribution company and extensive knowledge of financial reporting, internal controls and procedures, and risk management. He is a Chartered Professional Accountant (Canada), a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCMA), and an Institute-Certified Director by the Institute of Corporate Directors.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Ryerson Holding Corporation

PAST PUBLIC COMPANY DIRECTORSHIPS:
- Foundation Building Materials, Inc.

DAVID M. TEHLE



Age 63

Director since: 2016

INDEPENDENT

COMMITTEES:
- Audit (Chair)
- Compensation
- Executive

Mr. Tehle served as Executive Vice President and Chief Financial Officer of Dollar General Corporation, a discount retailer, from 2004 until retiring in July 2015. Prior to Dollar General, Mr. Tehle was Chief Financial Officer of Haggar Corporation, a manufacturing, marketing, and retail company, from 1997 to 2004 and held finance positions at several companies, including Ryder System, Inc., a transportation and logistics company, and Texas Instruments Incorporated, a semiconductor design and manufacturing company.

SKILLS AND QUALIFICATIONS:
- Mr. Tehle has extensive knowledge of financial reporting, internal controls and procedures, and risk management, in addition to significant experience as chief financial officer of a public company.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Jack in the Box Inc.
- National Vision Holdings, Inc.

PAST PUBLIC COMPANY DIRECTORSHIPS:
- Genesco Inc.

ANN E. ZIEGLER



Age 61

Director since: 2018

INDEPENDENT

COMMITTEES:
- Audit
- Compensation

Ms. Ziegler served as Senior Vice President and Chief Financial Officer of CDW Corporation, a technology solutions provider, from 2008 to 2017. From 2005 to 2008, Ms. Ziegler served as Senior Vice President, Administration and Chief Financial Officer of Sara Lee Food and Beverage, a division of Sara Lee Corporation, a global consumer goods company. From 2003 to 2005, she served as Chief Financial Officer of Sara Lee Bakery Group. From 2000 to 2003, she served as Senior Vice President, Corporate Development of Sara Lee. Prior to joining Sara Lee, Ms. Ziegler was a corporate attorney at the law firm Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler serves on the board of directors of Wolters Kluwer N.V. and the board of governors of the Smart Museum of Art of the University of Chicago. Before her election as a director, Ms. Ziegler was identified as a potential director candidate by a search firm retained by the Nominating and Corporate Governance Committee.

SKILLS AND QUALIFICATIONS:
- Ms. Ziegler has extensive knowledge of financial reporting, internal controls and procedures, risk management, corporate development, and mergers and acquisitions, in addition to significant experience as a chief financial officer of a public company.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Hanesbrands Inc.
- Groupon, Inc.

DIRECTORS CONTINUING IN OFFICE

DIRECTORS WITH A TERM EXPIRING AT THE 2021 ANNUAL MEETING

CHERYL A. BACHELDER



Age 63
Director since: 2018
INDEPENDENT
COMMITTEES:
- Nominating and Corporate Governance

Ms. Bachelder served as Interim Chief Executive Officer of Pier 1 Imports, Inc., a home furnishings and decor retailer, from December 2018 to November 2019, a role to which she was appointed in connection with her service on the Pier 1 board of directors. Pier 1 filed for Chapter 11 bankruptcy in February 2020. She served as Chief Executive Officer of Popeyes Louisiana Kitchen, Inc., a multi-national restaurant operator and franchisor, from 2007 to 2017. Prior to her role with Popeyes, she served as President and Chief Concept Officer of KFC restaurants, a division of Yum! Brands, Inc. Ms. Bachelder's earlier career included brand leadership roles at Domino's Pizza, RJR Nabisco, Gillette, and Procter & Gamble. Ms. Bachelder serves on the board of directors of Chick-fil-A, Inc. and the advisory board of Procter & Gamble's franchising venture, Tide Dry Cleaners.

SKILLS AND QUALIFICATIONS:
- Ms. Bachelder is an accomplished executive, with extensive experience in the food industry and a track record of creating strong brand value. Her expertise provides valuable insights as the Company executes on our *Great Food. Made Easy®*. strategy.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Pier 1 Imports, Inc.

PAST PUBLIC COMPANY DIRECTORSHIPS:
- Popeyes Louisiana Kitchen, Inc.

JOHN A. LEDERER



Age 64
Director since: 2010
INDEPENDENT
COMMITTEES:
- None

Mr. Lederer has served as a Senior Advisor with Sycamore Partners, a private equity firm specializing in retail and consumer investments, since September 2017. In that capacity, he serves as Executive Chairman of the board of directors of Staples, Inc. and its U.S. and Canadian businesses. From September 2010 to July 2015, Mr. Lederer served as our President and Chief Executive Officer. From 2008 to 2010, Mr. Lederer was Chairman and Chief Executive Officer of Duane Reade, a retail pharmacy chain. Prior to Duane Reade, he spent 30 years at Loblaw Companies Limited, a Canadian grocery retailer and wholesale food distributor, where he held a number of leadership roles and served as President from 2000 to 2006.

SKILLS AND QUALIFICATIONS:
- Mr. Lederer has extensive senior executive leadership experience in the food industry, including five years of service as our Chief Executive Officer.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Maple Leaf Foods Inc.
- Walgreens Boots Alliance, Inc.

PAST PUBLIC COMPANY DIRECTORSHIPS:
- Restaurant Brands International, Inc.

CARL ANDREW PFORZHEIMER



Age 58
Director since: 2017
INDEPENDENT
COMMITTEES:
- Nominating and Corporate Governance

Mr. Pforzheimer is the founder of Barteca Holdings, LLC, a multi-location restaurant group, where he served as Chief Executive Officer from 1995 to August 2016. He also served as Chairman of the board of directors of Barteca from 2012 to June 2018. Mr. Pforzheimer serves on the boards of directors of several private restaurant companies throughout the U.S. and on the Education Policy Committee of the Culinary Institute of America.

SKILLS AND QUALIFICATIONS:
- Mr. Pforzheimer is a successful restaurateur and has served as a member of the Education Policy Committee at the Culinary Institute of America and the board of directors of the Connecticut Restaurant Association. He brings a customer perspective and experience and expertise in the food industry to the Board.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- None

DIRECTORS WITH A TERM EXPIRING AT THE 2022 ANNUAL MEETING

ROBERT M. DUTKOWSKY (LEAD INDEPENDENT DIRECTOR)



Age 65
Director since: 2017
INDEPENDENT
COMMITTEES:
- Executive
- Nominating and Corporate Governance (Chair)

Mr. Dutkowsky has served as Executive Chairman of Tech Data Corporation, a technology distributor, since June 2018. He previously served as Chief Executive Officer of Tech Data from October 2006 to June 2018. Prior to joining Tech Data, Mr. Dutkowsky served as President and Chief Executive Officer, and Chairman of the board of directors of Egenera, Inc., a software company, from 2004 to 2006, President and Chief Executive Officer, and Chairman of the board of directors of J.D. Edwards & Co., Inc., a software company, from 2002 to 2004, and President and Chief Executive Officer, and Chairman of the board of directors of GenRad, Inc., an electronic equipment manufacturer, from 2000 to 2002. He also served as Executive Vice President, Markets and Channels, from 1997 to 1999, and President, Data General, in 1999, of EMC Corporation, a data storage manufacturer. Mr. Dutkowsky began his career at IBM, a technology company, where he served in several senior management positions.

SKILLS AND QUALIFICATIONS:
- Mr. Dutkowsky has substantial senior executive leadership experience and provides valuable governance perspectives based on his experience as a board member, and, in some cases, chairman, of numerous public and private companies.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Pitney Bowes Inc.
- Raymond James Financial, Inc.
- Tech Data Corporation

PAST PUBLIC COMPANY DIRECTORSHIPS:
- The ADT Corporation

SUNIL GUPTA



Age 61
Director since: 2018
INDEPENDENT
COMMITTEES:
- Audit

Prof. Gupta joined Harvard Business School in 2006 as a Professor and was named the Edward W. Carter Professor of Business Administration in 2007. He has served as the Chair of the General Management Program for senior executives and Co-Chair of the Driving Digital Strategy executive education program since 2013 and, prior to that, served as the Chair of the Marketing Department from 2008 to 2013. Before joining Harvard Business School, Prof. Gupta held a number of positions at the Columbia University Graduate School of Business, including serving as the Meyer Feldberg Professor of Business from 2000 to 2006.

SKILLS AND QUALIFICATIONS:
- Prof. Gupta has over 30 years of research, teaching, and consulting experience in marketing and strategy, including over 10 years in digital marketing, as well as a Ph.D. in Marketing from Columbia University.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- None

PIETRO SATRIANO (CHAIRMAN)



Age 57
Director since: 2015
COMMITTEES:
- Executive (Chair)

Mr. Satriano has served as our Chief Executive Officer since July 2015, and was elected Chairman of the Board in December 2017. From February 2011 to July 2015, Mr. Satriano served as our Chief Merchandising Officer. Prior to joining US Foods, Mr. Satriano was President of LoyaltyOne Canada, a provider of loyalty marketing and programs, from 2009 to 2011. From 2002 to 2008, he served in a number of leadership positions at Loblaw Companies Limited, a Canadian grocery retailer and wholesale food distributor, including Executive Vice President, Loblaw Brands, and Executive Vice President, Food Segment. Mr. Satriano began his career in strategy consulting, first in Toronto, Canada with Canada Consulting Group and then in Milan, Italy with the Monitor Company.

SKILLS AND QUALIFICATIONS:
- Mr. Satriano has extensive experience and leadership in the food industry and setting and executing corporate strategy. Additionally, his role as our Chief Executive Officer provides valuable insight into our operations and brings a management perspective to the deliberations of the Board.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- CarMax, Inc.

CORPORATE GOVERNANCE

STOCKHOLDER ENGAGEMENT

We recognize the value of listening to and considering the perspectives of our stockholders on corporate governance, compensation, and sustainability. Developing relationships with our stockholders is an integral part of that process and we routinely engage with, and collect feedback from, our stockholders on a variety of topics. In fiscal 2019, we held discussions with a diverse cross-section of our stockholders collectively owning over 50% of our outstanding stock, including 17 of our top 25 stockholders. These discussions covered various governance, compensation, operational, financial performance, and industry matters, as well as our corporate social responsibility initiatives. Recent examples of enhancements to our practices that have reflected feedback from our stockholders include declassification of the Board, strengthening our commitment to diversity on the Board (including the election of two female directors and one ethnically diverse director), further external promotion of our leadership development and diversity and inclusion programs, reinforcement of our pay-for-performance philosophy through the enhanced design of our incentive compensation programs, and implementation of sustainability initiatives.

We are continuing our program of active stockholder engagement during fiscal 2020, including participation at industry and investment community conferences, analyst meetings, and select one-on-one meetings with stockholders.

In addition to direct engagement, we have instituted a number of complementary mechanisms that allow stockholders to effectively communicate with the Board and management, including the policy regarding direct correspondence with individual directors and the Board as a whole described in the section entitled "Board Policy Regarding Communications" on page 52, a commitment to thoughtfully consider stockholder proposals submitted to the Company, an annual advisory vote to approve executive compensation, and attendance at our annual stockholder meetings. Our investor relations website (at *https://ir.usfoods.com*) features substantive information and materials for the reference of our stockholders, including earnings and investor conference presentations and webcast replays, corporate governance documents, public filings, and news releases.

BOARD LEADERSHIP STRUCTURE

The Board has no policy regarding the separation of the offices of Chairman of the Board and Chief Executive Officer. The Board believes it is important to retain its flexibility to allocate the responsibilities of the Chairman of the Board and the Chief Executive Officer in any way that it deems to be in the best interests of the Company at a given point in time.

Mr. Satriano, our Chief Executive Officer, serves as Chairman of the Board. As Chairman, Mr. Satriano:

- Presides over Board meetings;
- Serves as a liaison between management and the Board;
- Sets the Board's schedule and meeting agendas;
- Calls special meetings of the Board; and
- Reviews correspondence addressed to the Board and leads the Board's stockholder engagement efforts.

Because the roles of Chief Executive Officer and Chairman of the Board are currently combined, Mr. Dutkowsky has been appointed Lead Independent Director. As Lead Independent Director, Mr. Dutkowsky:

- Presides over executive sessions of the independent directors, which are held at each regularly scheduled meeting of the Board;
- Serves as a liaison between the Chairman and the independent directors;
- Consults with the Chairman regarding the Board's schedule and meeting agendas;
- Consults with the Chairman regarding correspondence addressed to the Board;
- Acts as an advisor to the Chairman and Chief Executive Officer regarding strategic aspects of the business; and
- May be called on to speak to stockholders on behalf of the Board.

The Board believes this provides a clear and efficient leadership structure for the Company, allowing one person to set the "tone at the top" and have primary responsibility for managing the Company's overall business strategy.

RISK OVERSIGHT

Our approach to enterprise risk management is designed to effectively identify, assess, prioritize, mitigate, and monitor the Company's principal risks. Management is responsible for the Company's day-to-day risk management activities. The Board's role is to exercise informed risk oversight, which is done both directly and indirectly through its committees. In addition, for each of the top risks, the Board and/or its applicable committee receives periodic updates from a senior member of management. The Board's effectiveness in risk oversight is bolstered through open dialogue with management, established monitoring and reporting processes and the collective knowledge and experience of its members.

There are several ways the Board and its committees undertake their risk oversight responsibilities, including:



BOARD OF DIRECTORS

- Receives updates on our business operations, financial results, and long-range plan at its regularly-scheduled meetings
- Monitors overall culture and risk management environment
- Receives an annual enterprise risk management report, which includes probability and potential economic and reputational impact assessments, as well as mitigation actions and monitoring plans
- Receives periodic (at least annual) updates from management regarding each top-identified enterprise risk as well as an annual cybersecurity report

Audit Committee

- Reviews and considers our annual audit risk assessment, which identifies risks related to our internal control over financial reporting and informs our internal and external audit plans
- Monitors independence of our independent auditor, including reviewing our proposed hiring of any current or former employees of our independent auditor
- Oversees the implementation of new accounting standards
- Reviews the use and consistent presentation of non-GAAP measures in our earnings releases and SEC filings
- Considers the impact of risk on our financial position and the adequacy of our risk-related internal controls
- Receives bi-annual enterprise risk management report
- Receives annual cybersecurity report, which includes a review of potential digital threats and vulnerabilities and our cybersecurity framework designed to protect confidentiality, integrity, and availability of critical assets and information
- Receives quarterly report on litigation and compliance trends and an annual update on food safety and other applicable regulatory developments

Compensation Committee

- Assesses, on an annual basis, whether our compensation plans, policies, and practices encourage excessive or inappropriate risk taking by employees
- Reviews risks related to talent acquisition, retention and development, as well as management succession
- Monitors progress toward internal diversity and inclusion goals

Nominating and Corporate Governance Committee

- Conducts an annual review of our corporate governance policies and practices
- Receives quarterly updates on emerging corporate governance issues and trends
- Oversees annual self-evaluation process for the Board and each of its committees, which includes soliciting directors' views on our strategy and enterprise risks
- Monitors and reviews our corporate social responsibility strategies, including initiatives and accomplishments related to our *People, Planet, and Products* commitments

ANNUAL BOARD AND COMMITTEE SELF-EVALUATIONS

The Nominating and Corporate Governance Committee oversees the annual self-evaluation process for the Board and each of its committees. These self-evaluations are designed to assess whether the Board or the respective committee is functioning effectively and to provide a mechanism for the Board or the respective committee to identify potential areas for improvement. For example, in furtherance of the Board's commitment to maintaining a diverse Board membership, the Board self-evaluation specifically asks directors to assess the Board's progress against that commitment. Once completed, the results of the self-evaluations and any appropriate recommendations or action plans are discussed among the members of the Board and each of its committees.

MEETINGS OF THE BOARD AND ITS COMMITTEES

The Board met six times in fiscal 2019. As a whole, our directors attended over 95% of the aggregate number of meetings of the Board and the committees of the Board on which they served (during the periods served) in fiscal 2019.

AUDIT COMMITTEE

Mr. Carruthers
Mr. Gupta
Mr. Tehle (Chair)
Ms. Ziegler

Meetings during 2019: **5**

The Audit Committee assists the Board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm's qualifications, independence, and performance, (4) the performance of our internal audit function, and (5) our risk management policies and procedures.

The Board has determined that Messrs. Carruthers, Gupta, and Tehle and Ms. Ziegler each qualifies as an independent director under the corporate governance standards of the NYSE and the additional audit committee independence requirements under the rules of the Securities and Exchange Commission (the "SEC"). The Board has also determined that Mr. Tehle and Ms. Ziegler each qualifies as an "audit committee financial expert," as defined by SEC rules. All members of the Audit Committee are familiar with finance and accounting practices and principles and are financially literate.

COMPENSATION COMMITTEE

Mr. Carruthers (Chair)
Mr. Tehle
Ms. Ziegler

Meetings during 2019: **5**

The Compensation Committee assists the Board in discharging its responsibilities relating to (1) establishing our compensation program and setting the compensation of our executives, (2) monitoring our incentive and equity-based compensation plans, and (3) preparing the compensation committee report required to be included in our proxy statement under the rules of the SEC.

The Board has determined that Messrs. Carruthers and Tehle and Ms. Ziegler each qualifies as an independent director under the corporate governance standards of the NYSE.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Ms. Bachelder
Mr. Dutkowsky (Chair)
Mr. Pforzheimer

Meetings during 2019: **4**

The Nominating and Corporate Governance Committee (1) assists the Board by identifying individuals qualified for membership on the Board and its committees, (2) recommends individuals to the Board for nomination as members of the Board and its committees, and (3) advises and make recommendations to the Board on corporate governance matters and the overall governance structure of our Company and Board. The Nominating and Corporate Governance Committee oversees the annual self-evaluation process for the Board and each of its committees, as well as the progress of the Company's corporate social responsibility strategies.

The Board has determined that Ms. Bachelder and Messrs. Dutkowsky and Pforzheimer each qualifies as an independent director under the corporate governance standards of the NYSE.

EXECUTIVE COMMITTEE

Mr. Carruthers
Mr. Dutkowsky
Mr. Satriano (Chair)
Mr. Tehle

Meetings during 2019: **0**

The Executive Committee meets and may exercise certain powers of the Board, except as limited by law, between regularly scheduled meetings of the Board when it is not practical or feasible for the Board to meet or as otherwise directed by the Board.

BOARD ATTENDANCE AT THE ANNUAL MEETING

Although the Company does not have a written policy concerning Board attendance at annual meetings of the Company's stockholders, it is our expectation that all directors attend annual meetings. All of our directors attended the 2019 annual meeting.

ANTI-HEDGING AND ANTI-PLEDGING POLICY

Under the terms of the Company's insider trading policy, our directors and executive officers are prohibited from engaging in transactions that involve short-term trades, short sales, exchange-traded options, hedging, margin loans, or pledging of or relating to our common stock. The Company's insider trading policy does not currently prevent employees, other than executive officers, from engaging in hedging transactions, but it allows management to consider whether to prohibit employees from engaging in these transactions.

RELATED PARTY TRANSACTION POLICY

The Board has adopted a written policy governing the identification, consideration, review, approval, and ratification of related party transactions. Under the policy, the Audit Committee reviews and decides whether to approve or ratify any proposed related party transaction for which the amount involved exceeds $120,000. Each proposed related party transaction is required to be reported to our General Counsel, and our General Counsel then determines whether it should be submitted to the Audit Committee for review.

There have been no related party transactions requiring approval or ratification under the policy since the beginning of fiscal 2019.

CORPORATE GOVERNANCE MATERIALS

The Board has adopted Corporate Governance Guidelines in furtherance of its commitment to the principles of good corporate governance. The Board and the Nominating and Corporate Governance Committee are responsible for reviewing the Corporate Governance Guidelines annually and making amendments, as necessary and appropriate, based on stockholder feedback, changes in the rules of the SEC and the corporate governance standards of the NYSE, and best practices.

The Board has also adopted a Code of Conduct that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer. We intend to make available any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Conduct on our investor relations website.

Copies of our Corporate Governance Guidelines; the charters of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee; and our Code of Conduct are publicly available and may be found by visiting the "Corporate Governance—Governance Documents" page of our investor relations website at *https://ir.usfoods.com/investors/corporate-governance/governance-documents*.

CORPORATE SOCIAL RESPONSIBILITY

Our corporate social responsibility platform is focused on our commitments in three areas: People, Planet, and Products. This framework guides our priorities and helps us articulate our progress to stakeholders. Our latest Corporate Social Responsibility Review and other information regarding our efforts, initiatives, and accomplishments can be found at *www.usfoods.com/csr*. Our corporate social responsibility disclosures are informed by reporting frameworks and recommendations of organizations such as the Sustainability Accounting Standards Board, the Global Reporting Initiative, and the Task Force on Climate-related Financial Disclosures. We report environmental data through the CDP, and respond to numerous investor, customer, vendor, and rating agency disclosure requests.

The Company's corporate social responsibility efforts are managed by a cross-functional CSR Working Group led by our Executive Vice President, General Counsel and Chief Compliance Officer. The CSR Working Group includes senior leaders and subject matter experts with responsibility for areas such as supply chain, real estate, merchandising, food safety, human resources, and communications. Updates on the Company's corporate social responsibility initiatives and accomplishments are provided multiple times each year to the Nominating and Corporate Governance Committee, which oversees the progress of these efforts.

PEOPLE

At US Foods, we strive to make a positive difference in the lives of our associates and in the communities we serve.

IN OUR WORKPLACE

Through training, mentoring, and on-the-job development, we help associates at all levels of our organization learn and grow. Our signature development programs include *Gateway to Leadership* for new people managers and *Aspire to Lead* and *Aspire to Grow* for high-potential leaders.

100%
of associates provided with annual Code of Conduct training

620+
associates participated in one of our signature programs in 2019

IN OUR COMMUNITIES

As a Feeding America Leadership Partner, US Foods supports food banks and other related nonprofits through product and financial contributions. Since 2007, US Foods has donated more than 100 million pounds of food, and our associates also generously volunteer their time at food banks and other organizations.

20M+
total pounds of food donated since January 2018

50+
food banks supported since January 2018

Launched in 2017, our US Foods Scholars program addresses two pressing needs: providing economic opportunity to underserved students and helping tackle the talent shortage facing the restaurant industry. The program provides individual awards of up to $20,000 in financial support and professional development to outstanding students seeking to achieve their dreams in the culinary arts.

$600K
in scholarship funding offered to date

30
US Foods Scholars named to date

PLANET

We're continually improving the efficiency of our facilities and fleet, reducing our environmental footprint.

IN OUR FACILITIES

We work diligently to reduce the energy intensity of our business (measured in kilowatt hours per case shipped) and have achieved more than a 12% improvement in our broadline business since 2015.

US Foods currently operates three Leadership in Energy and Environmental Design (LEED) Silver-certified facilities, with two additional locations in Marrero, LA and Sacramento, CA in progress. LEED-certified buildings have been shown to lower environmental impact and operating costs, while providing a healthier working environment for associates.

Solar arrays have been installed on six of our distribution centers, including an 8.4-megawatt solar installation in Perth Amboy, New Jersey – one of the largest in the state.

13M+
kilowatt hours (kWh) of electricity generated annually from our solar installations

ABOUT OUR FLEET

We're optimizing our routing to reduce miles driven and rightsizing our vehicles by route type to improve transportation efficiency.

11.2%
reduction in gallons of fuel per case delivered*

15.1%
reduction in Scope 1 and Scope 2 emissions intensity since 2015**

As we update and add to our fleet, we're choosing new vehicle models with features designed to reduce fuel consumption.

We're also piloting new alternative-fuel vehicles like the 55 compressed natural gas vehicles we recently added to our fleet.

PRODUCTS

We have a network of programs and policies in place to support our commitment to providing a portfolio of responsibly and sustainably-sourced products.

Through a third party sustainable product materiality assessment that included feedback from internal and external stakeholders, US Foods has prioritized key initiatives we believe will have the most impact.

OUR INITIATIVES

SERVE GOOD

Our Serve Good® program features a growing portfolio of products that are developed in collaboration with our suppliers. The products adhere to responsible practices and many come with a third party certification. Every Serve Good product must come with a claim of responsible sourcing or contribution to waste reduction.

PROGRESS CHECK

Our Progress Check™ program recognizes seafood products and vendors that have made significant progress toward meeting our Serve Good program standards and serves as a gateway for inclusion in Serve Good. In 2018, we published a Responsibly Sourced Seafood Policy that outlines our forward-looking commitments and goals for sustainable seafood products.

800+
Serve Good and Progress Check products

260+
Serve Good products classified as responsible disposables

---

*   Broadline business only.
**   Emissions intensity measured as lb. CO_2e per case delivered.

DIRECTOR COMPENSATION

Non-employee directors serving on the Board receive an annual cash retainer of $100,000. Our Lead Independent Director and the Chair of the Audit Committee each receives an additional annual cash retainer of $25,000, and the Chair of the Compensation Committee and the Chair of the Nominating and Corporate Governance Committee each receives an additional annual cash retainer of $20,000. All cash retainers are paid quarterly, in arrears. In addition, for fiscal 2019, each non-employee director received an annual equity grant of $100,000 in restricted stock units ("RSUs"), which vest ratably on an annual basis over three years. Directors who are also our employees do not receive additional compensation for serving on the Board.

The Nominating and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding our director compensation. In completing its review, the Nominating

and Corporate Governance Committee receives assistance from an independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian"). The Board reviews the recommendations of the Nominating and Corporate Governance Committee and determines the form and amount of director compensation.

Effective as of January 1, 2020, we updated the stock ownership guidelines that apply to each of our non-employee directors to provide that each non-employee director is expected to own and retain shares of our common stock with a value of at least five times the annual cash retainer, or $500,000 (up from four times the annual cash retainer, or $400,000), within five years of the date the director joins the Board. All of our directors were in compliance with the guidelines at the end of fiscal 2019.

The following table reflects the fees earned by our non-employee directors who were compensated for their service in fiscal 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Option Awards[3] ($)	Total ($)
Ms. Bachelder	100,000	100,022	—	200,022
Mr. Carruthers	120,000	100,022	—	220,022
Mr. Dutkowsky	145,000	100,022	—	245,022
Mr. Gupta	100,000	100,022	—	200,022
Mr. Lederer	100,000	100,022	—	200,022
Mr. Pforzheimer	100,000	100,022	—	200,022
Mr. Tehle	125,000	100,022	—	225,022
Ms. Ziegler	100,000	100,022	—	200,022

(1) On May 1, 2019, each non-employee director received an annual grant of 2,773 RSUs, which vest ratably on an annual basis over three years, subject to the director's continued service through the vesting date. The number of RSUs granted to each non-employee director was determined by dividing the annual equity grant value of $100,000 by the closing price of a share of our common stock on the date of the grant as reported on the NYSE, and rounding-up any fraction to the next whole RSU.

(2) The following table reflects the aggregate number of outstanding stock awards held by each non-employee director at the end of fiscal 2019:

Name	Aggregate RSUs (#)
Ms. Bachelder	2,773
Mr. Carruthers	6,125
Mr. Dutkowsky	5,859
Mr. Gupta	4,762
Mr. Lederer	6,391
Mr. Pforzheimer	5,859
Mr. Tehle	6,125
Ms. Ziegler	4,762

(3) The following table reflects the aggregate number of outstanding option awards held by each non-employee director at the end of fiscal 2019:

Name	Aggregate Stock Options (#)
Ms. Bachelder	—
Mr. Carruthers	2,842
Mr. Dutkowsky	—
Mr. Gupta	—
Mr. Lederer	5,682
Mr. Pforzheimer	—
Mr. Tehle	2,842
Ms. Ziegler	—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND OFFICERS

The following table sets forth information as of February 28, 2020 with respect to the beneficial ownership of our common stock by: (1) each individual or entity known to us to own beneficially more than 5% of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group. There were 219,914,596 shares of our common stock outstanding as of February 28, 2020.

The amounts and percentages of shares of our common stock beneficially owned are reported on the basis of SEC rules governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any

securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person's ownership percentage, but not for purposes of computing any other person's ownership percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest.

Except as otherwise indicated in the footnotes to the following table, each of the beneficial owners listed below has, to our knowledge, sole voting and investment power for the indicated shares of our common stock. Unless otherwise noted, the address of each beneficial owner listed below is c/o US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	Number	Percent
The Vanguard Group, Inc.[1]	20,058,078	9.1%
100 Vanguard Boulevard		
Malvern, PA 19355		
FMR LLC[2]	17,885,897	8.2%
245 Summer Street		
Boston, MA 02210		
Longview Partners (Guernsey) Limited[3]	16,832,168	7.7%
P.O. Box 559		
Mill Court		
La Charroterie—St. Peter Port		
Guernsey GY1 6JG		
Directors and Named Executive Officers[4]		
Cheryl A. Bachelder	3,200	*
Court D. Carruthers	5,883	*
Robert M. Dutkowsky	3,188	*
Sunil Gupta	994	*
Andrew E. Iacobucci	125,742	*
Jay A. Kvasnicka	138,642	*
John A. Lederer	133,577	*
Dirk J. Locascio	150,534	*
Carl Andrew Pforzheimer	3,188	*
David A. Rickard	148,366	*
Pietro Satriano	753,303	*
David M. Tehle	5,883	*
Ann E. Ziegler	994	*
All directors and executive officers as a group (17 people)	2,105,543	*

* Less than 1%.

(1) Based solely on information as of December 31, 2019 provided in the Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. ("Vanguard") on February 12, 2020. As of December 31, 2019, Vanguard reported having sole voting power over 113,324 shares of our common stock, shared voting power over 36,594 shares of our common stock, sole dispositive power over 19,937,423 shares of our common stock, and shared dispositive power over 120,655 shares of our common stock.

(2) Based solely on information as of December 31, 2019 provided in the Schedule 13G/A filed with the SEC by FMR LLC ("FMR") and Abigail P. Johnson on February 7, 2020. As of December 31, 2019, FMR reported having sole voting power over 2,243,284 shares of our common stock and FMR and Abigail P. Johnson reported having sole dispositive power over 17,885,897 shares of our common stock.

(3) Based solely on information as of December 31, 2019 provided in the Schedule 13G/A filed with the SEC by Longview Partners (Guernsey) Limited, Longview Partners LLP, and Longview Partners (UK) Limited (collectively, "Longview") on February 11, 2020. As of December 31, 2019, Longview reported having shared voting power over 10,256,318 shares of our common stock and shared dispositive power over 16,832,168 shares of our common stock. The address of Longview Partners LLP and Longview Partners (UK) Limited is Thames Court, 1 Queenhithe, London EC4V 3RL.

(4) For our directors, named executive officers, and other executive officers, includes shares of our common stock subject to stock options that are or become exercisable within 60 days of February 28, 2020, and shares underlying RSUs that are scheduled to vest within 60 days of February 28, 2020 as follows:

Name	Stock Options (#)	Unvested RSUs (#)
Court D. Carruthers	2,030	—
Andrew E. Iacobucci	42,859	2,814
Jay A. Kvasnicka	55,616	3,311
John A. Lederer	4,059	—
Dirk J. Locascio	55,195	2,814
David A. Rickard	51,477	2,814
Pietro Satriano	215,512	14,568
David Tehle	2,030	—
All directors and executive officers as a group (17 people)	698,352	39,971

Does not include beneficial ownership by Timothy P. Connolly, our former Executive Vice President and Chief Supply Chain Officer, as he is no longer employed by the Company. As of his resignation effective October 14, 2019, Mr. Connolly did not beneficially own any shares of our common stock and forfeited all equity awards that had been granted to him by the Company.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee determines and approves the compensation of our named executive officers ("NEOs"), whose compensation for fiscal 2019 is set forth in the Summary Compensation Table and other compensation tables in this proxy statement. For fiscal 2019, our NEOs were:

PIETRO SATRIANO	Chairman and Chief Executive Officer
DIRK J. LOCASCIO	Chief Financial Officer
JAY A. KVASNICKA	Executive Vice President, Locally Managed Business and Field Operations
KEITH D. ROHLAND	Chief Information Officer
DAVID A. RICKARD	Executive Vice President, Strategy, Insights and Financial Planning
TIMOTHY P. CONNOLLY	Former Executive Vice President and Chief Supply Chain Officer

Mr. Connolly resigned as our Executive Vice President and Chief Supply Chain Officer effective October 14, 2019. Notwithstanding this resignation, he is considered an NEO under the SEC's compensation disclosure rules. A discussion of his fiscal 2019 compensation arrangements with the Company appears in the section entitled "Compensation Arrangements for Former Chief Supply Chain Officer" below. His compensation arrangements have otherwise been excluded from this Compensation Discussion and Analysis.

EXECUTIVE SUMMARY

Our executive compensation program is designed to attract, motivate, develop, and retain the right talent, in the right places, at the right time. The following guiding principles form the basis of our executive compensation philosophy:

- Appropriately **balance annual and long-term incentive compensation** opportunities to align with our goals, priorities, and the creation of stockholder value;
- **Balance risk and reward** to encourage sustainable financial performance; and
- Offer fiscally responsible programs that **ensure accountability in meeting our performance goals.**

COMPENSATION COMPONENTS AND PAY-FOR-PERFORMANCE ALIGNMENT

The following graphs show the various components of the target compensation of our CEO and the other NEOs for fiscal 2019:

CEO TARGET COMPENSATION MIX



20.9%
Time-Based
Stock Options
14.9%
Base Salary
AT-RISK
COMPENSATION
85.1%
22.4%
Annual Cash
Incentive
20.9%
Time-Based
Restricted
Stock
20.9%
Performance-Based
Restricted Stock

OTHER NEOs TARGET COMPENSATION MIX



16.6%
Time-Based
Stock Options
28.7%
Base Salary
AT-RISK
COMPENSATION
71.4%
16.6%
Time-Based
Restricted
Stock
21.6%
Annual Cash
Incentive
16.6%
Performance-Based
Restricted Stock

As shown in these graphs, a substantial portion of our NEOs' target compensation is tied directly to the Company's financial performance. For fiscal 2019, the payment of cash bonus awards under our Annual Incentive Plan ("AIP") was based on the Company's relative achievement of predetermined Adjusted EBITDA, Net Debt, and, for certain of our NEOs, individual functional performance goals. In addition, two-thirds of the equity grants made to our NEOs under our fiscal 2019 Long-Term Incentive Plan ("LTIP") are designed to reward our executives for the Company's financial performance over the long-term: the vesting of performance-based restricted stock awards ("RSAs") is based on our relative achievement of predetermined Adjusted EBITDA and Adjusted Return on Invested Capital ("ROIC") growth goals over a three-year performance period, and the ultimate value of stock options to our NEOs is based on the price per share of our common stock.

FISCAL 2019 FINANCIAL PERFORMANCE

In fiscal 2019, we continued to profitably grow our business. We expanded total case volumes and gross profit, resulting in higher Adjusted EBITDA over the prior fiscal year. Our *Great Food. Made Easy.* strategy continues to resonate with customers, and our innovative products, suite of value-added services, and team-based selling strategies give us a competitive advantage in the marketplace.

- Total organic case volume increased 1.1%, while independent restaurant organic case volume increased 4.4%
- Organic Net sales increased 3.8% to $25.1 billion
- Gross profit increased 6.5% to $4.6 billion
- Organic Adjusted EBITDA increased 6.2% to $1,171 million

Our performance relative to the goals established by the Compensation Committee at the beginning of fiscal 2019 under our fiscal 2019 AIP is shown in the following table:

Performance Metric (in millions, except percentages)	Fiscal 2019 Target	Fiscal 2019 Actual	Fiscal 2019 Actual as a Percentage of Target
Adjusted EBITDA[1]	$ 1,180	$ 1,171	99.21%
Net Debt[1]	$ 3,175	$ 3,164	100.34%

(1) Excludes contributions from the Food Group of Companies (the "Food Group") and borrowings to finance its acquisition because the specific timing of the completion of the acquisition was not known when the Compensation Committee established the performance goals at the beginning of fiscal 2019. For additional information regarding and reconciliation of these non-GAAP financial measures, see Appendix A.

FISCAL 2019 PAY-FOR-PERFORMANCE AWARDS

As described above, components of our NEOs' compensation were tied directly to the Company's financial performance in fiscal 2019.

ANNUAL CASH INCENTIVE

As a result of our fiscal 2019 financial performance described above (and, for certain of our NEOs, achievement of individual functional performance goals), cash awards paid to our NEOs under our fiscal 2019 AIP ranged from 85.96% to 89.94% of their respective target awards.

Named Executive Officer	Fiscal 2019 AIP Target Award	X	Business Performance Factor[1]	=	Fiscal 2019 AIP Award
Pietro Satriano	$ 1,575,000		89.94%		$ 1,416,623
Dirk J. Locascio	$ 420,575		89.94%		$ 378,284
Jay A. Kvasnicka	$ 420,575		85.96%		$ 361,509
Keith D. Rohland	$ 413,075		89.94%		$ 371,538
David A. Rickard	$ 431,825		89.55%		$ 386,717

(1) For additional information regarding the calculation of these payout levels, see the section entitled "Business Performance Factors and Potential Payouts" on page 28.

VESTING OF PRIOR PERFORMANCE-BASED AWARDS

89.72%
of Fiscal 2017
Performance-Based RSAs vesting

0%
of final tranche of Fiscal 2016
Performance-Based RSUs and
Stock Options vesting

0%
of final tranche of Fiscal 2015
Performance-Based RSUs and
Stock Options vesting

- **Fiscal 2017 Long-Term Incentive Awards.** In fiscal 2017, we granted performance-based RSAs to our NEOs that will vest on June 3, 2020 based on our financial performance during the three-year performance period ended December 28, 2019. 70% of the awards vest based on our annual Adjusted EBITDA growth rate for each fiscal year in the three-year performance period, and 30% of the awards vest based on our annual Adjusted ROIC growth rate for each fiscal year in the three-year performance period. Based on the actual annual Adjusted EBITDA and Adjusted ROIC growth rates for each fiscal year in the three-year performance period, the fiscal 2017 performance-based awards vested, in the aggregate, at 89.72% of the target shares underlying the award. For additional information regarding the calculation of this vesting percentage, see the section entitled "Vesting of Prior Performance-Based Awards" beginning on page 30.

- **Fiscal 2016 Long-Term Incentive Awards.** The fourth and final tranche of the performance-based equity awards granted to our NEOs in fiscal 2016 will not vest in fiscal 2020 and will be forfeited by the NEOs because the Company did not achieve the predetermined fiscal 2019 Adjusted EBITDA performance goal applicable to those awards. For additional information regarding these performance-based equity awards and the determination that the Company did not achieve the predetermined fiscal 2019 Adjusted EBITDA performance goal, see the section entitled "Vesting of Prior Performance-Based Awards" beginning on page 30.

- **Fiscal 2015 Long-Term Incentive Awards.** The fourth and final tranche of the performance-based equity awards granted to our NEOs in fiscal 2015 also will not vest because the Company did not achieve a cumulative Adjusted EBITDA performance goal for the combined fiscal 2018 and fiscal 2019 performance period. As discussed in the proxy statement for the 2019 annual meeting, those awards could have vested in June 2019 based upon the Company's Adjusted EBITDA performance for fiscal 2018 or in June 2020 based upon the Company's cumulative Adjusted EBITDA performance for the combined fiscal 2018 and fiscal 2019 performance period. Since neither vesting condition was met, these awards will be forfeited by the NEOs.

EXECUTIVE COMPENSATION PRACTICES

The Compensation Committee evaluates whether our executive compensation program is consistent with both our pay-for-performance philosophy and best practices among our peer group and the overall market. The following table reflects the features of our executive compensation program that the Compensation Committee believes reinforce our pay-for-performance philosophy and best practices.

WHAT WE DO...	WHAT WE DON'T DO...
Pay-for-Performance Philosophy. A substantial portion of our executives' compensation opportunities for fiscal 2019 were linked directly to our financial performance, including 85.1% of our CEO's target compensation.	**No Excise Tax Reimbursements or Gross-Ups.** Our executives are not reimbursed for CIC excise taxes. We do not reimburse our executives for taxes related to their annual executive allowance or any other compensation or benefits.
Benchmarking. The Compensation Committee reviews external market data when making compensation decisions and generally targets compensation opportunities at the median of our peer group.	**No Uncapped Incentive Compensation Opportunities.** Our AIP and LTIP permit maximum payouts of 150% and 200% of their target levels, respectively.
Independent Compensation Consultant. The Compensation Committee selects and engages its own independent consultant, Meridian.	**No Accelerated Vesting of Equity Awards upon CIC.** We do not accelerate the vesting of long-term incentive awards upon a CIC, except where awards are not assumed or there is a qualifying termination within 18 months.
Stock Ownership Guidelines. Our stock ownership guidelines require holdings equal to 6x base salary for the CEO and 3x base salary for our other executives.	**No Employment Agreements for Defined Terms.** We do not have employment agreements with any of our executives, including our CEO.
"Double-trigger" Change in Control ("CIC") Severance Benefits. Our executives are entitled to enhanced CIC severance benefits only if their employment is terminated by the Company without cause or by the executive for good reason within 18 months following a CIC.	**No Repricing of Underwater Stock Options.** We do not allow repricing of outstanding stock options without stockholder approval.
Clawback Policy. Our Executive Compensation Recoupment Policy provides for recovery of certain incentive-based compensation paid to our executives in the event of a restatement of our financial results due to material noncompliance with any financial reporting requirement under federal securities laws.	**No Excessive Perquisites.** We do not provide excessive perquisites to our executives.
Long-Term Performance Targets. The performance-based awards granted under our fiscal 2019 LTIP have three-year performance goals.	**No Supplemental Retirement Benefits.** We do not offer supplemental retirement benefit plans to any of our executives.
Pre-Established Targets. Our AIP and LTIP performance goals are set by the Compensation Committee at the beginning of the applicable performance periods.	**No Stock Hedging or Pledging.** Our executive officers are prohibited from hedging or pledging our stock.
Annual Say on Pay Vote. We provide stockholders with the opportunity to cast an advisory vote on our executive compensation on an annual basis.	

APPROVAL OF 2019 LONG-TERM INCENTIVE PLAN

At our 2019 annual meeting, our stockholders approved the US Foods Holding Corp. 2019 Long-Term Incentive Plan (the "2019 Plan"). The 2019 Plan, which replaced the 2016 US Foods Holding Corp. Omnibus Incentive Plan (the "2016 Plan"), allows us to continue to make awards of long-term incentives, which we believe are critical for attracting, motivating, rewarding, and retaining a talented management team that will contribute to our success.

The 2019 Plan authorizes the Compensation Committee to grant RSAs, RSUs, stock options, stock appreciation rights ("SARs"), and other equity-based and cash-based awards. Although our NEOs received their fiscal 2019 LTIP awards under the 2016 Plan (since they were granted prior to the 2019 Plan being approved by our stockholders), we now grant all equity awards under the 2019 Plan.

The Compensation Committee believes that the 2019 Plan reinforces our pay-for-performance philosophy and reflects compensation best practices. Key features of the 2019 Plan include:

- A minimum vesting period of 12 months for all awards, subject to an exception for up to 5% of the available shares under the 2019 Plan and the ability to accelerate or continue vesting upon a qualifying termination of employment;

- Stock options and SARs may not be repriced or replaced with cash or other awards without stockholder approval;

- Dividend equivalent rights with respect to stock options and SARs are prohibited;

- Dividend or dividend equivalent rights are subject to the same vesting conditions as the underlying award; and

- Except for substitute awards granted in connection with a corporate transaction, the exercise price of stock options and the base price for SARs may not be less than the fair market value of a share of our common stock on the date of grant.

PHILOSOPHY OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is designed to attract, motivate, develop, and retain the right talent, in the right places, at the right time. We strive to provide a total compensation package to our executives that is competitive with employers who compete with us for talent and is equitable among our internal workforce, balancing pay-for-performance alignment with retention considerations. This means that even during temporary downturns in either the foodservice distribution industry or the general economy, our program is designed to appropriately incentivize our executives to stay committed to executing our long-range plan and increasing long-term stockholder value. The guiding principles described in the section entitled "Executive Summary" above form the basis of our executive compensation philosophy.

COMPONENTS AND OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program for fiscal 2019 was built upon the following framework:

ANNUAL CASH COMPENSATION

Component	Description of Component	Objective of Component	Setting of Component	Fiscal 2019 Decisions
Base Salary	Fixed amount based on market, role, and individual-based factors.	- Attracts talent and supports retention. Forms basis for AIP target award.	- Determined based on competitive market data and considering level of responsibility, individual experience, tenure, qualifications, and, when applicable, individual performance.	- Messrs. Locascio, Kvasnicka, Rohland, and Rickard received annual base salary adjustments (see page 27).
Annual Incentive Plan Award	Variable, performance-based annual cash bonus paid based on achievement of annual financial performance goals – for fiscal 2019, Adjusted EBITDA, Net Debt, and, for certain executives, individual functional performance goals.[1]	- Links executive pay to our financial performance. - Drives the achievement of annual business objectives.	- AIP target percentages are determined based on competitive market data. - AIP performance goals are constructed with input from management and the independent compensation consultant, with target performance representing attainable performance and maximum performance representing exemplary performance.	- None of our NEOs received an AIP target percentage increase (see page 29). - Added individual functional performance goals for Messrs. Kvasnicka and Rickard to align their functional oversight with the Company's strategic operating and growth plan (see page 28). - Steepened AIP payout curve, including aligning maximum payout level at 150% and lowering threshold payout level to 25% (from 37.5%), to further align pay with overachievement and underachievement of performance goals (see page 28).

COMPENSATION DISCUSSION AND ANALYSIS
HOW WE MAKE COMPENSATION DECISIONS

LONG-TERM EQUITY INCENTIVE COMPENSATION

Component	Description of Component	Objective of Component	Setting of Component	Fiscal 2019 Decisions
Long-Term Incentive Plan Award	Executives receive grants of time-based stock options, time-based RSAs, and performance-based RSAs. Vesting of performance-based RSAs based on achievement of three-year financial performance goals – for fiscal 2019, Adjusted EBITDA and Adjusted ROIC.[1]	■ Links executive pay to our financial performance. ■ Designed to support our long-range plan by providing executives with an ownership stake in the Company, as well as an opportunity to build future wealth.	■ LTIP target grant values are determined based on competitive market data. ■ LTIP performance goals are constructed with input from management and the independent consultant, and are based on our long-range growth plans.	■ Messrs. Locascio and Rickard received LTIP target grant adjustments (see page 29). ■ Overall design of LTIP awards granted to our NEOs remained substantially unchanged (see page 27).

(1) Adjusted EBITDA is a metric used in both our AIP and LTIP because it is considered a significant measure of our performance.

HOW WE MAKE COMPENSATION DECISIONS

The Compensation Committee, in consultation with management and its independent compensation consultant, regularly evaluates whether our executive compensation program reinforces our pay-for-performance philosophy and enhances long-term stockholder value creation.

COMPENSATION COMMITTEE OVERSIGHT

The Compensation Committee is responsible for overseeing our executive compensation program. The Compensation Committee determines and approves all compensation for our NEOs, including the framework and components of our executive compensation program. When setting compensation levels, the Compensation Committee is assisted by our CEO, who evaluates the performance of and presents an annual compensation recommendation for each of our other executives. While our Lead Independent Director (who is also the Chair of the Nominating and Corporate Governance Committee) evaluates our CEO's performance and sets his goals each fiscal year, the Compensation Committee approves all compensation awards and payout levels for the CEO based on that evaluation. For fiscal 2019, our CEO set his goals in consultation with our Lead Independent Director and then provided a self-assessment of his performance at year-end to our Lead Independent Director. Feedback was also solicited from the full

Board in executive session, and this feedback was ultimately shared with the Compensation Committee to support its decisions regarding CEO compensation.

The Compensation Committee also consults with members of our human resources, legal, and finance organizations annually to assess whether our compensation plans, policies, and practices encourage excessive or inappropriate risk taking by our employees. As a result of the assessment, the Compensation Committee has concluded that our compensation plans, policies, and practices do not encourage excessive or inappropriate risk taking and are not reasonably likely to have a material adverse effect on the Company.

The Compensation Committee uses several resources and analytical tools when making decisions related to executive compensation. These resources and tools are described below.

INDEPENDENT COMPENSATION CONSULTANT

Meridian provides independent advice to the Compensation Committee in connection with matters pertaining to executive compensation. The scope of services Meridian provides includes:

■ attending, as requested, select Compensation Committee meetings and assisting with associated preparation work;

■ supporting our Compensation Committee's decision-making with respect to executive compensation matters;

■ providing advice on our compensation peer group;

■ providing competitive market studies;

■ providing advice on our incentive plan documents (including the 2019 Plan); and

■ updating our Compensation Committee on emerging best practices and changes in the regulatory and compensation governance environment.

Meridian is engaged directly by the Compensation Committee to provide these services. In fiscal 2019, Meridian did not provide any services to management that were unrelated to executive compensation. In addition, as described in the section entitled "Director Compensation" on page 17, Meridian assists the Nominating and Corporate Governance Committee in the review of our non-employee director compensation program.

After evaluating information presented in accordance with the independence rules of the NYSE, the Compensation Committee concluded that Meridian was independent.

24 US FOODS HOLDING CORP. I 2020 PROXY STATEMENT

HUMAN RESOURCES DEPARTMENT

Our Human Resources Department provides benchmarking data (consisting of peer group analysis and supplemental external compensation survey data analysis) and recommendations with respect to annual base salary, AIP, and LTIP compensation decisions to the Compensation Committee. As requested by the Compensation Committee, our Human Resources Department works with Meridian to gather and analyze relevant competitive market data and to identify and evaluate various alternatives for features of our executive compensation program.

ROLE OF CEO IN DETERMINING EXECUTIVE COMPENSATION

Our CEO assists the Compensation Committee by evaluating the performance of the other NEOs and recommending compensation levels. Our CEO also consults with management with respect to recommendations for the Company's performance goals used in the AIP and LTIP. In preparing recommendations to the Compensation Committee, our CEO consults benchmarking data and other market surveys from Meridian and the Human Resources Department. Our CEO structures his recommendations to adhere to the principles and objectives described in the section entitled "Philosophy of Our Executive Compensation Program" above.

Our CEO is not involved in, or present during, discussions related to his own compensation.

USE OF COMPETITIVE MARKET DATA

We believe our executive compensation program should be competitive with the external market for executive talent. For the NEOs, we generally construct external market comparisons by examining peer group proxy statement data and compensation market survey data, and we generally target the median of base salary, annual cash incentive target, and long-term equity incentive opportunity ranges for similar executive positions in our peer group. Although the elements of our compensation packages are benchmarked against the market, the Compensation Committee believes in the importance of retaining flexibility in structuring our compensation programs and adjusting awards for the evolving business environment.

Periodically, the Compensation Committee and Meridian review our peer group to evaluate whether it continues to reflect companies that are similar to us in business, size, and complexity and with which we compete for top executive talent. In selecting our peer group:

- Only publicly-traded U.S. companies and other companies that file periodic reports with the SEC were considered to ensure access to data.
- Potential peers were identified from the following categories:
  - food distributors;
  - non-food distributors in high-volume/low-margin businesses, such as trading companies and distributors, retail distributors, health care distributors, and technology distributors;
  - food/staples retailers; and
  - food products companies.
- The list of potential peers was narrowed based on comparable revenue and EBITDA margin.

The Compensation Committee approved the following peer group of companies for executive pay and program benchmarking for fiscal 2019. This is the same peer group as was used for fiscal 2018, with the exception of the removal of The Andersons, Inc. due to its revenue, Adjusted EBITDA, and market capitalization no longer being within a reasonable range when compared to the Company.

■ Arrow Electronics, Inc.	■ Henry Schein, Inc.	■ Sysco Corporation
■ Avnet, Inc.	■ The Kraft Heinz Company	■ Tech Data Corporation
■ Campbell Soup Company	■ Owens & Minor, Inc.	■ Tyson Foods, Inc.
■ Conagra Brands, Inc.	■ Performance Food Group Company	■ United Natural Foods, Inc.
■ Dean Foods Company[1]	■ SpartanNash Company[1]	■ WESCO International, Inc.
■ Genuine Parts Company	■ SYNNEX Corporation	■ W.W. Grainger, Inc.

(1) In July 2019, the Compensation Committee approved the addition of CDW Corporation and the removal of Dean Foods Company and SpartanNash Company for purposes of the peer group to be used for executive pay and program benchmarking for fiscal 2020.

INTERNAL ANALYSIS IN SETTING COMPENSATION ELEMENTS

With respect to annual base salary, AIP awards, and LTIP awards, the Compensation Committee also considers the internal equity of the compensation awarded by using comparisons within the Company based on, among other factors, role, title, and relative responsibilities.

CONSIDERATION OF 2019 SAY ON PAY VOTE

At our 2019 annual meeting, stockholders showed strong support for our executive compensation program, with 97% of the votes cast approving, on an advisory basis, the compensation paid to our NEOs. The Compensation Committee considered this result and, consequently, did not make significant changes to our executive compensation program. Similar to the prior year, our executive compensation program for fiscal 2019 continued to emphasize performance and retention-based compensation opportunities designed to incentivize our executives to execute our long-range plan and increase long-term stockholder value.

We value the perspectives of our stockholders, and the Compensation Committee will continue to consider the outcomes of say on pay votes when making future executive compensation decisions.

OVERVIEW OF FISCAL 2019 ANNUAL INCENTIVE PLAN

The AIP is designed to offer opportunities for cash compensation tied directly to the Company's annual financial performance. We pay AIP awards in cash, with payments generally made in the first quarter of the fiscal year following the plan year. Our NEOs are not eligible to receive an AIP award unless they were employed by the Company at the end of the plan year.

In February 2019, the Compensation Committee approved the AIP framework and target awards for fiscal 2019. The framework for the fiscal 2019 AIP for our NEOs was based on the following:



Eligible Earnings	X	AIP Target Percentage	X	Business Performance Factor	=	Fiscal 2019 AIP Award
Fiscal 2019 base salary earnings		Percentage of base salary earnings		Multiplier based on relative financial performance		

An NEO's Eligible Earnings are equal to the NEO's base salary earnings during the plan year. If an NEO's salary changes during the year, those changes are reflected in the individual's Eligible Earnings for purposes of the AIP.

An NEO's *AIP Target Percentage* is the individual percentage by which we determine the NEO's target award (i.e., the award the NEO would receive if the target level of performance was achieved). Eligible Earnings is multiplied by the AIP Target Percentage to determine the target award. The individual AIP Target Percentages are based on competitive market data and are established as a percentage of Eligible Earnings. The Compensation Committee designates individual AIP Target Percentages for each NEO at the beginning of each plan year. If an NEO's AIP Target Percentage changes during the year, the individual's AIP Target Percentage is prorated for that plan year.

An NEO's *Business Performance Factor* is calculated based on the Company's performance against predetermined annual Adjusted EBITDA, Net Debt, and, for certain NEOs, individual functional performance goals. The Business Performance Factor is multiplied by the target award for the NEO to arrive at the AIP award payout.

- Adjusted EBITDA is a metric that assesses our financial performance. It is used in both the AIP and LTIP because it is considered a significant measure of our performance. For additional information regarding this non-GAAP financial measure and its calculation, see Appendix A. Adjusted EBITDA was assigned a 90% weight for Messrs. Satriano, Locascio, and Rohland and a 65% weight for Messrs. Kvasnicka and Rickard (who both have individual functional performance goals). For fiscal 2019, the maximum payout percentage attributed to this metric remained at 150% of target, and the threshold payout percentage was lowered to 25% of target (from 37.5%).
- Net Debt is a metric that assesses the reduction of our total company debt. It is determined for purposes of the AIP by calculating the average of the period-end Net Debt for the 13 fiscal monthly periods beginning with the last period of the prior fiscal year. For additional information regarding this non-GAAP financial measure, see Appendix A. Net Debt was assigned a 10% weight for all of our NEOs. For fiscal 2019, the maximum payout percentage attributed to this metric was aligned with the maximum payout percentage for the Adjusted EBITDA and individual functional performance goals at 150% of target, and the threshold payout percentage was lowered to 25% of target (from 37.5%).
- Individual functional performance goals were added under the fiscal 2019 AIP for our NEOs who lead certain commercial organizations or functions at the Company—Mr. Kvasnicka, our Executive Vice President, Locally Managed Business and Field Operations, and Mr. Rickard, our Executive Vice President, Strategy, Insights and Financial Planning. The individual functional performance goals established for these NEOs are based on quantitative gross profit metrics for targeted areas of our business and types of customers over which they have respective responsibility. The individual functional performance goals are designed to not benefit one executive to the detriment of another, and the Company must achieve the predetermined threshold Adjusted EBITDA performance goal as a condition to any payout with respect to them. The individual functional

performance goals were assigned a 25% weight for Messrs. Kvasnicka and Rickard. For fiscal 2019, the maximum payout percentage attributed to these goals was 150% of target, and the threshold payout percentage was 25% of target. Similar to the other goals, the Compensation Committee believes the threshold and target levels of performance represent challenging but attainable performance, while the maximum levels represent extremely challenging and exemplary performance.

The potential payments under the fiscal 2019 AIP award ranged from 0% to 150% of our NEOs' target awards. The Compensation Committee believes that our executives should be awarded annual cash bonuses based on the Company's achievement of its performance goals. For this reason, the fiscal 2019 AIP did not include any potential for upward modification based on extraordinary individual performance. The Compensation Committee retains the ability, however, to use negative discretion to reduce or eliminate an AIP award based on individual performance.

OVERVIEW OF FISCAL 2019 LONG-TERM EQUITY INCENTIVE PLAN

Our LTIP is designed to provide an opportunity for wealth creation tied to our long-term performance. Our long-term equity incentives provide a balanced focus on both short-term and long-term goals for our NEOs. These incentives are important to recruiting, retention, and motivation. LTIP awards are designed to compensate our NEOs for their long-term commitment to the Company, while motivating sustained increases in our financial performance and stockholder value. Moreover, the LTIP creates long-term incentive opportunities that are competitive with the opportunities offered by the companies with which we compete for talent.

For fiscal 2019, our NEOs received LTIP awards under the 2016 Plan that were divided equally among performance-based RSAs, time-based RSAs, and time-based stock options. Our equity awards are granted with a per share price or exercise price, as applicable, equal to the "fair market value" of one share of our common stock on the date of grant. The individual LTIP target award values were based on competitive market data.

- Performance-based RSAs may be earned based on our relative achievement of average annual Adjusted EBITDA and Adjusted ROIC growth goals at the end of a three-year performance period, subject to the NEO's continued employment through the vesting date. The performance goals are consistent with our long-range plan for the three-year performance period and are set at the beginning of the period.

- Time-based RSAs vest ratably on an annual basis over three years, subject to the NEO's continued employment through the vesting date.

- Time-based stock options vest ratably on an annual basis over three years, subject to the NEO's continued employment through the vesting date. Stock options expire 10 years from the grant date, subject to certain exceptions.



FISCAL 2019 LTIP PERFORMANCE GOALS

30% Adjusted ROIC Growth

70% Adjusted EBITDA Growth

Payout (% of target)
- Maximum 200% payout
- Target 100% payout
- Threshold 50% payout

SUMMARY OF FISCAL 2019 EXECUTIVE COMPENSATION PROGRAM

For fiscal 2019, except as otherwise noted below, our NEOs' compensation primarily consisted of a base salary, an AIP award, and LTIP awards.

BASE SALARY

The following table shows the base salary of each of our NEOs for fiscal 2019 that was approved by the Compensation Committee:

Named Executive Officer	Fiscal 2018 Base Salary	Fiscal 2019 Base Salary[1]
Pietro Satriano	$ 1,050,000	$ 1,050,000
Dirk J. Locascio	$ 550,000	$ 565,000
Jay A. Kvasnicka	$ 550,000	$ 565,000
Keith D. Rohland	$ 540,000	$ 555,000
David A. Rickard	$ 565,000	$ 580,000

(1) Fiscal 2019 base salary adjustments were effective as of April 14, 2019.

In addition, in October 2019, the Compensation Committee approved a biweekly stipend in the amount of $5,000 payable to Mr. Kvasnicka in recognition of his interim leadership of our supply chain organization, which was paid beginning in November 2019.

FISCAL 2019 ANNUAL INCENTIVE PLAN AWARDS

The AIP Eligible Earnings, AIP Target Percentages, and AIP target awards for our NEOs for fiscal 2019 were as follows:

Named Executive Officer	Fiscal 2019 AIP Eligible Earnings	Fiscal 2019 AIP Target (% of Base Salary Earnings)[1]	Fiscal 2019 AIP Target Award
Pietro Satriano	$ 1,050,000	150%	$ 1,575,000
Dirk J. Locascio	$ 560,767	75%	$ 420,575
Jay A. Kvasnicka	$ 560,767	75%	$ 420,575
Keith D. Rohland	$ 550,767	75%	$ 413,075
David A. Rickard	$ 575,767	75%	$ 431,825

(1) None of our NEOs received an AIP Target Percentage increase for fiscal 2019.

BUSINESS PERFORMANCE FACTORS AND POTENTIAL PAYOUTS

The threshold, target, and maximum Adjusted EBITDA and Net Debt performance goals and unweighted payout percentages for the fiscal 2019 AIP are set forth in the following table. The Compensation Committee believes the threshold and target levels of performance represent challenging but attainable performance, while the maximum level represents extremely challenging and exemplary performance. Adjusted EBITDA performance is determined independently of Net Debt performance. As a result, it is possible that the payout for either measure, or both measures, could be zero.

Performance Metric (in millions, except percentages)	Threshold (25% Payout)[1]	Target (100% Payout)[1]	Maximum (150% Payout)[1]	Fiscal 2019 Actual	Fiscal 2019 Actual as % of Target	Unweighted Payout
Adjusted EBITDA[2]	$ 1,121	$ 1,180	$ 1,298	$ 1,171	99.21%	88.20%
Net Debt[2]	$ 3,334	$ 3,175	$ 3,080	$ 3,164	100.34%	105.64%

(1) Linear interpolation is used to determine the payout percentage when results fall between the threshold and target performance levels or between the target and maximum performance levels. Performance results that exceed the maximum performance level receive the maximum payout.

(2) Excludes contributions from the Food Group and borrowings to finance its acquisition because the specific timing of the completion of the acquisition was not known when the Compensation Committee established the performance goals at the beginning of fiscal 2019. For additional information regarding and reconciliation of these non-GAAP financial measures, see Appendix A.

The following table reflects the calculation of the AIP Business Performance Factors for fiscal 2019 for our NEOs:

Performance Metric	Messrs. Satriano, Locascio, and Rohland		Mr. Kvasnicka		Mr. Rickard	
	Component Weight	Weighted Payout	Component Weight	Weighted Payout	Component Weight	Weighted Payout
Adjusted EBITDA	90.00%	79.38%	65.00%	57.33%	65.00%	57.33%
Net Debt	10.00%	10.56%	10.00%	10.56%	10.00%	10.56%
Individual Functional Performance Goals	—	—	25.00%	18.06%	25.00%	21.66%
FISCAL 2019 BUSINESS PERFORMANCE FACTOR		**89.94%**		**85.96%**		**89.55%**

SUMMARY OF FISCAL 2019 AIP AWARDS

Based on the applicable Business Performance Factors, the fiscal 2019 AIP awards approved by the Compensation Committee and paid to the NEOs in March 2020 are as follows:

Named Executive Officer	Eligible Earnings X	AIP Target Percentage X	Business Performance Factor =	Fiscal 2019 AIP Award
Pietro Satriano	$ 1,050,000	150%	89.94%	$ 1,416,623
Dirk J. Locascio	$ 560,767	75%	89.94%	$ 378,284
Jay A. Kvasnicka	$ 560,767	75%	85.96%	$ 361,509
Keith D. Rohland	$ 550,767	75%	89.94%	$ 371,538
David A. Rickard	$ 575,767	75%	89.55%	$ 386,717

FISCAL 2019 LONG-TERM INCENTIVE PLAN AWARDS

In fiscal 2019, our NEOs received LTIP awards consisting of performance-based RSAs, time-based RSAs, and time-based stock options under the 2016 Plan.

FISCAL 2019 LTIP MIX



The total fiscal 2019 target grant value and the number of performance-based RSAs, time-based RSAs, and time-based stock options that were awarded to the NEOs, and their vesting conditions, are as follows:

Named Executive Officer	Fiscal 2019 Target Grant Value	Number of Performance-Based RSAs[1]	Number of Time-Based RSUs[2]	Number of Time-Based Stock Options[2]
Pietro Satriano	$ 4,400,000	42,439	42,439	152,461
Dirk J. Locascio[3]	$ 1,000,000	9,646	9,646	34,651
Jay A. Kvasnicka	$ 1,000,000	9,646	9,646	34,651
Keith D. Rohland	$ 1,000,000	9,646	9,646	34,651
David A. Rickard[3]	$ 1,000,000	9,646	9,646	34,651

(1) The number of performance-based RSAs awarded was calculated using the fair market value of our common stock on the grant date. The performance-based RSAs vest based on the Company's relative achievement of year-over-year Adjusted EBITDA and Adjusted ROIC growth goals during the three-year performance period ending at the end of fiscal 2021, subject to the NEO's continued employment through the vesting date. The performance-based RSAs are awarded assuming the maximum performance level is achieved (which equates to a 200% payout level), with any performance-based RSAs subsequently not earned being forfeited.

(2) The number of time-based RSAs awarded was calculated using the fair market value of our common stock on the grant date, and the number of time-based stock options awarded was calculated using the Black-Scholes model value of a stock option on the grant date. The time-based RSAs and the time-based stock options both vest in three equal tranches annually on each anniversary of the grant date, subject to the NEO's continued employment through the vesting date.

(3) In consultation with our CEO and Meridian, the Compensation Committee approved increases to Messrs. Locascio's and Rickard's LTIP target grant values based on competitive market data.

VESTING OF PRIOR PERFORMANCE-BASED AWARDS

FISCAL 2017 PERFORMANCE-BASED AWARDS

In fiscal 2017, we redesigned our long-term incentive program to better align pay with performance over the long-term. The fiscal 2017 performance-based RSAs that we granted to our NEOs will vest on June 3, 2020 based on our relative achievement of Adjusted EBITDA and Adjusted ROIC growth goals during the three-year performance period ended December 28, 2019, which were

set by the Compensation Committee at the beginning of the three-year performance period.

The threshold, target, and maximum Adjusted EBITDA and Adjusted ROIC growth goals and the corresponding vesting percentages applicable to these awards are set forth in the following table:

	Weighting	Threshold	Target	Maximum
Adjusted EBITDA Growth	70%	4%	8%	12%
Adjusted ROIC Growth	30%	+50 bps	+90 bps	+130 bps
Vesting Percentage (% of Target)		50%	100%	200%

Based on the Company's actual annual Adjusted EBITDA growth rate for each fiscal year in the three-year performance period, the vesting percentage for the corresponding tranches of these performance-based equity awards was determined as follows:

Annual Adjusted EBITDA Growth Rate	Actual	Vesting Percentage
Fiscal 2017	8.91%	122.75%
Fiscal 2018	4.24%	53.00%
Fiscal 2019	6.12%	76.50%
Fiscal 2017 to Fiscal 2019 Three-Year Average		84.08%
Weighted Vesting Percentage (at 70% weight)		58.86%

Based on the Company's actual annual Adjusted ROIC growth rate for each fiscal year in the three-year performance period, the vesting percentage for the corresponding tranche of these performance-based equity awards was determined as follows:

Annual Adjusted ROIC Growth Rate	Actual	Vesting Percentage
Fiscal 2017	+141 bps	200.00%
Fiscal 2018	–4 bps	0.00%
Fiscal 2019	+93 bps	108.58%
Fiscal 2017 to Fiscal 2019 Three-Year Average		102.86%
Weighted Vesting Percentage (at 30% weight)		30.86%

Accordingly, based on the Company's Adjusted EBITDA and Adjusted ROIC growth rates during the three-year performance period ended December 28, 2019, the vesting percentage of the performance-based RSAs granted in fiscal 2017 to our NEOs was 89.72% of the target shares underlying the awards after applying the weighting of each performance goal.

Named Executive Officer	Number of Fiscal 2017 LTIP Performance-Based RSAs	Percentage of Fiscal 2017 Awards Vesting	Number of Shares to be Delivered upon Vesting
Pietro Satriano	43,875	89.72%	39,365
Dirk J. Locascio	8,227	89.72%	7,381
Jay A. Kvasnicka	10,969	89.72%	9,842
Keith D. Rohland	10,969	89.72%	9,842
David A. Rickard	8,227	89.72%	7,381

FISCAL 2016 PERFORMANCE-BASED AWARDS

Prior to fiscal 2017, awards granted to our executives were comprised of a mix of 50% time-based equity awards and 50% performance-based equity awards, each of which was to vest annually in four equal tranches. Under our prior long-term incentive program design, the Compensation Committee set annual Adjusted EBITDA performance goals for each tranche of the outstanding performance-based equity awards. Accordingly, the fourth and final tranche of the performance-based equity awards granted in fiscal 2016 was subject to a performance goal set in fiscal 2019. The Adjusted EBITDA performance goal

for fiscal 2019 was $1,180 million, while actual Adjusted EBITDA for fiscal 2019 was $1,171 million (excluding contributions from the Food Group acquired in fiscal 2019; for additional information regarding and reconciliation of this non-GAAP financial measure, see Appendix A). Because the Company did not achieve the Adjusted EBITDA performance goal for fiscal 2019, the Compensation Committee certified on February 18, 2020 that the applicable tranche of these performance-based equity awards will not vest in June 2020. Accordingly, the awards will be forfeited by the NEOs.

Named Executive Officer	Number of Fiscal 2016 LTIP Performance-based Stock Options	Number of Fiscal 2016 LTIP Performance-based RSUs	Percentage of Fiscal 2016 LTIP Awards Vesting[1]
Pietro Satriano	42,939	4,043	0%
Dirk J. Locascio	1,192	338	0%
Jay A. Kvasnicka	9,692	953	0%
Keith D. Rohland	10,734	1,012	0%
David A. Rickard	8,588	809	0%

FISCAL 2015 PERFORMANCE-BASED AWARDS

In addition, the fourth and final tranche of the performance-based equity awards granted to our NEOs in fiscal 2015 will not vest because the Company did not achieve a cumulative Adjusted EBITDA performance goal for the combined fiscal 2018 and fiscal 2019 performance period. As discussed in the proxy statement for the 2019 annual meeting, those awards could

have vested in June 2019 based upon the Company's Adjusted EBITDA performance for fiscal 2018 or in June 2020 based upon the Company's cumulative Adjusted EBITDA performance for the combined fiscal 2018 and fiscal 2019 performance period. Since neither vesting condition was met, these awards will be forfeited by the NEOs.

COMPENSATION ARRANGEMENTS FOR FORMER CHIEF SUPPLY CHAIN OFFICER

Mr. Connolly resigned as our Executive Vice President and Chief Supply Chain Officer effective October 14, 2019. As a result, his realized compensation for fiscal 2019 consisted primarily of base salary for the portion of fiscal 2019 he was employed by the Company and a one-time cash sign-on bonus in connection with his offer of employment. Mr. Connolly was not eligible to

receive a cash bonus award under the fiscal 2019 AIP, and he forfeited all equity awards that had been granted to him by the Company. Further, he did not receive any severance benefits or other payments under his executive severance agreement with the Company.

EXECUTIVE SEVERANCE AGREEMENTS

All of our NEOs are employed "at will" and have no defined term of employment with us. Each of the NEOs has an executive severance agreement with the Company. These agreements outline additional compensation considerations in the event of (1) termination of the executive's employment by the Company other than for "cause" or (2) termination of the executive's employment by the executive with "good reason." The executive severance agreements are designed to provide standard protections to both the executive and the Company and help us to ensure continuity and aid in recruitment and retention. We believe that the severance benefits are reasonable and appropriate to protect the NEOs against circumstances over which they do not have control. The executive severance agreements also provide us with commitments of non-disclosure, non-competition, non-solicitation, and non-interference.

The key terms of our executive severance agreements include:

- **Severance Benefits.** In the event of a qualifying termination and subject to the execution of a release, severance benefits include: (1) accrued and unpaid base salary through the date of termination, (2) a prorated AIP award for the year of termination, (3) salary continuation for 18 months (24 months for Mr. Satriano), (4) a fixed bonus equal to 1.5 times (2.0 times for Mr. Satriano) the executive's then-current AIP target award, payable in equal annual installments over 18 months (24 months in the case of Mr. Satriano), and (5) COBRA benefit continuation for the severance period. A change in control of the Company, by itself, does not trigger any severance benefits. In the event of a qualifying termination within 18 months following a change in control of the Company, and subject to the execution of a release, severance benefits include: (1) accrued and unpaid base salary through the date of termination, (2) a prorated AIP award for the year of termination, (3) a fixed payment equal to 24 months (30 months for Mr. Satriano) of the executive's annual base salary, (4) a fixed bonus equal to 2.0 times (2.5 times in the case of for Mr. Satriano) the executive's then-current AIP target award, and (5) a payment for COBRA benefit continuation during the severance period.

- **Restrictive Covenants.** Executives are subject to certain non-disclosure, non-competition, non-solicitation, and non-interference covenants. Additionally, executives must maintain the confidentiality of, and refrain from disclosing or using, our confidential information at all times and our trade secrets for any period of time during which the information remains a trade secret under applicable law.

- **Clawback of Severance Benefits.** An executive's severance benefits will be "clawed back" if he or she violates any of the above restrictive covenants or in the event of a material financial restatement attributable to the executive's fraud.

- **No Excise Tax Reimbursements or Gross-Ups.** Executives are not reimbursed for excise taxes in connection with a change in control of the Company. Further, no gross-ups on any severance benefits are provided to executives.

RETIREMENT BENEFITS AND OTHER COMPENSATION

The only retirement benefits currently provided to our NEOs are those under our tax-qualified 401(k) savings plan, which is offered to all eligible employees (not just to our executives). Mr. Kvasnicka previously accrued benefits under the US Foods, Inc. Defined Benefit Pension Plan and the Alliant Foodservice, Inc. Pension Plan, which have since been consolidated into the US Foods Consolidated Defined Benefit Retirement Plan and are now frozen for all exempt employees.

Each of our NEOs receives an annual executive allowance, which is intended to defray expenses such as those for financial and legal planning, professional organization membership, and executive physicals, and a monthly cellular phone allowance. We do not reimburse our NEOs for taxes related to their annual executive allowance or any other compensation or benefits.

EXECUTIVE COMPENSATION RECOUPMENT POLICY

Our Executive Compensation Recoupment Policy provides that in the event of a restatement of our financial results due to material noncompliance with any financial reporting requirement under the federal securities laws, we will use reasonable efforts to recover the amount of any excess incentive-based compensation paid to any current or former executive officer during the previous three fiscal years, including compensation received under the AIP and LTIP. The Compensation Committee has the sole discretion, subject to applicable law, to determine the form and timing of the recoupment. This may include repayment from the executive or an adjustment to the payout of a future incentive award.

EXECUTIVE STOCK OWNERSHIP PROGRAM

Each of our executives and senior leaders is required to satisfy certain stock ownership guidelines. These guidelines have been designed to closely align our executives' and senior leaders' financial interests with those of our stockholders. The guidelines require equity holdings with a value of six times base salary for the CEO and three times base salary for our other executives.

Executives have five years from the later of the date the stock ownership guidelines were effective and the executive's promotion/hire date to reach the applicable guideline. All of our executives were in compliance with the guidelines at the end of fiscal 2019.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management of the Company. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2019.

Compensation Committee

Court D. Carruthers, Chair
David M. Tehle
Ann E. Ziegler

EXECUTIVE COMPENSATION

FISCAL 2019 SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation of the NEOs for fiscal 2019, as well as fiscal 2018 and fiscal 2017 where applicable:

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[4] ($)	Total ($)
Pietro Satriano Chairman and Chief Executive Officer	2019	1,047,123	—	3,076,910	2,127,077	1,416,623	—	30,300	7,698,033
	2018	1,035,753	—	3,277,450	3,180,380	1,083,463	—	30,100	8,607,146
	2017	971,233	—	2,955,099	2,637,082	1,510,837	—	30,268	8,104,519
Dirk J. Locascio Chief Financial Officer	2019	559,137	—	678,731	351,676	378,284	—	30,300	1,998,127
	2018	535,753	—	593,565	320,391	280,216	—	30,100	1,760,025
	2017	483,699	—	522,558	278,132	368,013	—	28,696	1,681,098
Jay A. Kvasnicka Executive Vice President, Locally Managed Business and Field Operations	2019	576,637	—	700,563	482,050	361,509	22,682[5]	30,300	2,173,742
	2018	535,753	—	733,124	607,121	280,216	—	35,808	2,192,022
	2017	485,616	—	722,362	541,120	377,725	18,414	30,268	2,175,505
Keith D. Rohland Chief Information Officer	2019	549,164	—	702,658	498,432	371,538	—	30,300	2,152,091
	2018	535,726	—	752,703	685,624	280,201	—	30,100	2,284,354
	2017	520,685	—	738,742	600,773	404,985	—	30,268	2,295,453
David A. Rickard Executive Vice President, Strategy, Insights and Financial Planning[6]	2019	574,096	—	695,451	465,426	386,717	—	30,250	2,151,940
Timothy P. Connolly Former Executive Vice President and Chief Supply Chain Officer[7]	2019	304,699	650,000	1,916,726	333,336	—	—	23,412	3,228,172

(1) Fiscal 2019 base salary adjustments were effective as of April 14, 2019. For Mr. Kvasnicka, the amount reported in this column for fiscal 2019 includes a biweekly stipend in the amount of $5,000 in recognition of his interim leadership of our supply chain organization, which was paid beginning in November 2019.

(2) The amounts reported in these columns for fiscal 2019 represent the grant date fair value of performance-based RSAs and RSUs, time-based RSAs and RSUs, and time-based stock options granted to the NEOs in fiscal 2019. These amounts also include the grant date fair value of the fourth and final tranche of the performance-based LTIP awards awarded to the NEOs in fiscal 2016, which was deemed to have been granted when the fiscal 2019 Adjusted EBITDA performance goal was set by the Compensation Committee on February 20, 2019. The tranche will not vest in fiscal 2020, and accordingly will be forfeited by the NEOs, because the Company did not achieve the predetermined fiscal 2019 Adjusted EBITDA performance goal applicable to the awards. The grant date fair values have been calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification 718 using (a) for the RSAs and RSUs, the fair market value of our common stock on the grant date and (b) for the stock options, the calculated Black-Scholes model value of the stock option award on the grant date. See Note 16 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2019 for a discussion of the relevant assumptions used in calculating the amounts reported for the applicable year. Solely for the sake of comparison, the following table reports the grant date fair values of the outstanding performance-based RSAs awarded to the NEOs for fiscal 2019 assuming the target performance level is achieved (which the amounts reported in these columns represent) and assuming the maximum performance level is achieved (which the amounts awarded to the NEOs are based upon):

Named Executive Officer	Grant Date Fair Value (assuming target performance) ($)	Grant Date Fair Value (assuming maximum performance) ($)
Pietro Satriano	1,466,692	2,933,384
Dirk J. Locascio	333,366	666,732
Jay A. Kvasnicka	333,366	666,732
Keith D. Rohland	333,366	666,732
David A. Rickard	333,366	666,732

(3)   The amounts reported in this column for fiscal 2019 represent the fiscal 2019 AIP award payments, which, for the NEOs who received award payments, were based on actual payouts ranging from 85.96% to 89.94% of the target awards. For additional information, see the section entitled "Summary of Fiscal 2019 AIP Awards" on page 29.

(4)   The amounts reported in this column for fiscal 2019 include: (a) an annual executive allowance; (b) a monthly cellular phone allowance; and (c) matching contributions under the Company's 401(k) plan of, for Messrs. Satriano, Locascio, Kvasnicka, Rohland, and Rickard, $11,200 and, for Mr. Connolly, $4,662.

(5)   This amount represents the actuarial change in the present value of accumulated benefits under the US Foods Consolidated Defined Benefit Retirement Plan maintained by the Company. Mr. Kvasnicka previously participated in the US Foods, Inc. Defined Benefit Pension Plan and the Alliant Foodservice, Inc. Pension Plan, which have since been consolidated into the US Foods Consolidated Defined Benefit Retirement Plan and are now frozen for all exempt employees. This amount has been determined as of the measurement dates used for financial statement reporting purposes for fiscal 2019, and has been calculated using interest rate and mortality assumptions consistent with those used in the Company's audited financial statements for the applicable fiscal year. For additional information, see the section entitled "Retirement Benefits and Other Compensation" on page 32 and the section entitled "Pension Benefits" on page 40. The Company does not offer any non-tax qualified deferred compensation to its NEOs.

(6)   Mr. Rickard was not deemed to be a named executive officer of the Company for fiscal 2017 or fiscal 2018.

(7)   Mr. Connolly resigned from the Company effective October 14, 2019. The amounts reported in this row for Mr. Connolly include: (a) base salary prorated for the portion of fiscal 2019 he was employed by the Company, together with cash paid in lieu of accrued vacation as of the time of his resignation; (b) a cash sign-on bonus paid in connection with his offer of employment; (c) the grant date fair value of performance-based RSUs, time-based RSUs, and time-based stock options granted in connection with his offer of employment and the fiscal 2019 LTIP, all of which he forfeited; and (d) the other compensation described in Footnote 4 above.

FISCAL 2019 GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted to the NEOs during fiscal 2019:

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards (#)	All Other Option Awards (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Pietro Satriano												
2019 AIP			393,750	1,575,000	2,362,500							
Performance RSAs (2019 LTIP)	3/25/2019	2/20/2019				21,220[3]	42,439[3]	84,878[3]				1,466,692
Time RSAs (2019 LTIP)	3/25/2019	2/20/2019							42,439[4]			1,466,692
Time Options (2019 LTIP)	3/25/2019	2/20/2019								152,461[5]	34.56	1,466,675
Performance Options (2016 LTIP)	2/20/2019	2/20/2019					42,939[6]				23.18	660,402
Performance RSUs (2016 LTIP)	2/20/2019	2/20/2019					4,043[6]					143,527
Dirk J. Locascio												
2019 AIP			105,144	420,575	630,863							
Performance RSAs (2019 LTIP)	3/25/2019	2/20/2019				4,823[3]	9,646[3]	19,292[3]				333,366
Time RSAs (2019 LTIP)	3/25/2019	2/20/2019							9,646[4]			333,366
Time Options (2019 LTIP)	3/25/2019	2/20/2019								34,651[5]	34.56	333,343
Performance Options (2016 LTIP)	2/20/2019	2/20/2019					1,192[6]				23.18	18,333
Performance RSUs (2016 LTIP)	2/20/2019	2/20/2019					338[6]					11,999
Jay A. Kvasnicka												
2019 AIP			105,144	420,575	630,863							
Performance RSAs (2019 LTIP)	3/25/2019	2/20/2019				4,823[3]	9,646[3]	19,292[3]				333,366
Time RSAs (2019 LTIP)	3/25/2019	2/20/2019							9,646[4]			333,366
Time Options (2019 LTIP)	3/25/2019	2/20/2019								34,651[5]	34.56	333,343
Performance Options (2016 LTIP)	2/20/2019	2/20/2019					7,155[6]				23.18	110,044
Performance RSUs (2016 LTIP)	2/20/2019	2/20/2019					675[6]					23,963
Performance Options (2016)	2/20/2019	2/20/2019					2,537[6]				23.50	38,664
Performance RSUs (2016)	2/20/2019	2/20/2019					278[6]					9,869
Keith D. Rohland												
2019 AIP			103,269	413,075	619,613							
Performance RSAs (2019 LTIP)	3/25/2019	2/20/2019				4,823[3]	9,646[3]	19,292[3]				333,366
Time RSAs (2019 LTIP)	3/25/2019	2/20/2019							9,646[4]			333,366
Time Options (2019 LTIP)	3/25/2019	2/20/2019								34,651[5]	34.56	333,343
Performance Options (2016 LTIP)	2/20/2019	2/20/2019					10,734[6]				23.18	165,089
Performance RSUs (2016 LTIP)	2/20/2019	2/20/2019					1,012[6]					35,926

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards (#)	All Other Option Awards (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
David A. Rickard												
2019 AIP			107,956	431,825	647,738							
Performance RSAs (2019 LTIP)	3/25/2019	2/20/2019				4,823[3]	9,646[3]	19,292[3]				333,366
Time RSAs (2019 LTIP)	3/25/2019	2/20/2019							9,646[4]			333,366
Time Options (2019 LTIP)	3/25/2019	2/20/2019								34,651[5]	34.56	333,343
Performance Options (2016 LTIP)	2/20/2019	2/20/2019					8,588[6]				23.18	132,083
Performance RSUs (2016 LTIP)	2/20/2019	2/20/2019					809[6]					28,720
Timothy P. Connolly[7]												
2019 AIP			47,774	191,096	286,644							
Performance RSUs (2019 LTIP)	6/3/2019	5/1/2019				4,779[3]	9,557[3]	19,114[3]				333,348
Time RSUs (2019 LTIP)	6/3/2019	5/1/2019							9,557[4]			333,348
Time Options (2019 LTIP)	6/3/2019	5/1/2019								35,311[5]	34.88	333,336
Time RSUs (2019)	6/3/2019	5/1/2019							35,838[4]			1,250,029

(1) The amounts reported in these columns represent amounts payable under the AIP for fiscal 2019. For additional information, see the section entitled "Fiscal 2019 Annual Incentive Plan Awards" on page 28.

(2) The amounts reported in this column represent the grant date fair value of the equity awards calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification 718. For additional information, see Footnote 2 of the Fiscal 2019 Summary Compensation Table above.

(3) These amounts represent performance-based RSAs and RSUs granted to the NEOs. As described in the section entitled "Overview of Long-Term Equity Incentive Compensation" on page 27, these awards vest on the third anniversary of the grant date based on relative achievement of year-over-year Adjusted EBITDA and Adjusted ROIC growth goals during the three-year performance period ending at the end of fiscal 2021, subject to the executive's continued employment with the Company.

(4) These amounts represent time-based RSAs and RSUs granted to the NEOs. These awards vest in three equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company.

(5) These amounts represent time-based option awards granted to the NEOs. These awards vest in three equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company.

(6) These amounts represent performance-based stock options and performance-based RSUs granted to the NEOs. As described in the section entitled "Vesting of Prior Performance-Based Awards" on page 30, in fiscal 2016, the Compensation Committee awarded to the NEOs performance-based stock options and performance-based RSUs that vest annually in four equal tranches if the Company achieves a predetermined Adjusted EBITDA performance goal set annually by the Compensation Committee, subject to the executive's continued employment with the Company. Under relevant SEC reporting rules and the Financial Accounting Standards Board's Accounting Standards Codification 718, one tranche of each of the performance-based awards was deemed to have been granted when the performance goal was set by the Compensation Committee for the fiscal 2019 performance period on February 20, 2019.

(7) Mr. Connolly resigned from the Company effective October 14, 2019. As a result, he was not eligible to receive a cash bonus award under the fiscal 2019 AIP, and he forfeited all equity awards that had been granted to him by the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL 2019 YEAR-END

The following table provides information regarding each NEO's outstanding stock options, RSAs, and RSUs as of December 28, 2019:

Name	Date of Award	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Pietro Satriano	3/25/2019	—	152,461[2]	—	34.56	3/25/2029	42,439[2]	1,772,677	42,439[2]	1,772,677
	3/26/2018	37,723	75,446[2]	—	33.56	3/26/2028	29,136[2]	1,217,011	43,703[2]	1,825,474
	6/3/2017	89,246	44,623[2]	—	30.39	6/3/2027	53,990[2][6]	2,255,162	—	—
	6/23/2016	—	42,939[3][5]	—	23.18	6/23/2026	4,045[3][8]	168,960	—	—
Dirk J. Locascio	3/25/2019	—	34,651[2]	—	34.56	3/25/2029	9,646[2]	402,913	9,646[2]	402,913
	3/26/2018	7,287	14,576[2]	—	33.56	3/26/2028	5,629[2]	235,123	8,443[2]	352,664
	6/3/2017	16,734	8,367[2]	—	30.39	6/3/2027	10,124[2][6]	422,879	—	—
	6/23/2016	5,964	1,193[3][5]	—	23.18	6/23/2026	338[3][8]	14,118	—	—
	11/16/2015	6,372	—	—	14.58	11/16/2025	—	—	—	—
	6/3/2013	9,385	—	—	12.56	6/3/2023	—	—	—	—
	5/27/2011	17,555	—	—	9.86	5/27/2021	—	—	—	—
Jay A. Kvasnicka	3/25/2019	—	34,651[2]	—	34.56	3/25/2029	9,646[2]	402,913	9,646[2]	402,913
	3/26/2018	8,573	17,148[2]	—	33.56	3/26/2028	6,622[2]	276,601	9,933[2]	414,901
	6/3/2017	11,156	11,156[2]	—	30.39	6/3/2027	13,499[2][6]	563,853	—	—
	11/11/2016	2,537	2,537[3][4]	—	23.50	11/11/2026	278[3][7]	11,612	—	—
	6/23/2016	7,156	7,157[3][5]	—	23.18	6/23/2026	675[3][8]	28,195	—	—
	11/16/2015	6,070	—	—	14.58	11/16/2025	—	—	—	—
Keith D. Rohland	3/25/2019	—	34,651[2]	—	34.56	3/25/2029	9,646[2]	402,913	9,646[2]	402,913
	3/26/2018	8,573	17,148[2]	—	33.56	3/26/2028	6,622[2]	276,601	9,933[2]	414,901
	6/3/2017	22,312	11,156[2]	—	30.39	6/3/2027	13,499[2][6]	563,853	—	—
	6/23/2016	—	10,735[3][5]	—	23.18	6/23/2026	1,012[3][8]	42,271	—	—
David A. Rickard	3/25/2019	—	34,651[2]	—	34.56	3/25/2029	9,646[2]	402,913	9,646[2]	402,913
	3/26/2018	7,287	14,576[2]	—	33.56	3/26/2028	5,629[2]	235,123	8,443[2]	352,664
	6/3/2017	16,734	8,367[2]	—	30.39	6/3/2027	10,124[2][6]	422,879	—	—
	6/23/2016	8,618	8,588[3][5]	—	23.18	6/23/2026	809[3][8]	33,792	—	—
Timothy P. Connolly[9]	—	—	—	—	—	—	—	—	—	—

(1) The aggregate market values reported in these columns are calculated by multiplying the unvested shares by $41.77, the closing price of a share of our common stock on December 27, 2019 as reported on the NYSE.

(2) These amounts represent outstanding time-based stock options, time-based RSAs or RSUs, and performance-based RSAs granted to the NEOs. The time-based awards vest in three equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company. The performance-based awards vest on the third anniversary of the grant date based on our relative achievement of three-year Adjusted EBITDA and Adjusted ROIC growth goals, subject to the executive's continued employment with the Company. These performance goals are cumulative and cannot be measured on an interim basis, and the number and market value of the performance-based RSAs reported in this table are based on achieving the target level of performance.

(3) These amounts represent outstanding time-based stock options, performance-based stock options, time-based RSUs, and performance-based RSUs granted to the NEOs. The time-based awards vest in four equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company. The performance-based awards vest in four equal tranches annually on each anniversary of the grant date if the Company achieves a predetermined Adjusted EBITDA performance goal set annually by the Compensation Committee, subject to the executive's continued employment with the Company. For additional information, see the section entitled "Vesting of Prior Performance-Based Awards" on page 30.

(4) This amount represents the fourth and final tranche of the time-based stock options granted to Mr. Kvasnicka on November 11, 2016, which will vest on June 3, 2020.

(5) These amounts represent the fourth and final tranche of the time-based stock options granted to the NEOs on June 23, 2016, which will vest on June 3, 2020.

(6) These amounts include the performance-based RSAs granted to the NEOs, on June 3, 2017 that will vest on June 3, 2020 at 89.72% of the target shares underlying the awards based on actual performance during the three-year performance period ended December 28, 2019.

(7) These amounts represent the fourth and final tranche of the time-based RSUs granted to Mr. Kvasnicka on November 11, 2016, which will vest on June 3, 2020.

(8) These amounts represent the fourth and final tranche of the time-based RSUs granted to the NEOs on June 23, 2016, which will vest on June 3, 2020.

(9) Mr. Connolly resigned from the Company effective October 14, 2019. As a result, he forfeited all equity awards that had been granted to him by the Company as of the date of his resignation.

FISCAL 2019 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding the exercise of stock options and the vesting of stock awards for each of the NEOs during fiscal 2019:

Name	Option Awards		Stock Awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)	Value realized on vesting ($)[2]
Pietro Satriano	337,848	6,197,810	39,666	1,379,179
Dirk J. Locascio	45,400	1,193,856	6,376	221,550
Jay A. Kvasnicka	—	—	8,990	312,577
Keith D. Rohland	117,411	2,026,526	9,586	333,366
David A. Rickard	8,558	99,538	10,652	370,697
Timothy P. Connolly	—	—	—	—

(1) The value realized on exercise is calculated by multiplying the number of shares of our common stock that were acquired by the difference between the fair market value of a share of our common stock at the time of exercise and the exercise price of the stock option. The fair market value of a share of our common stock is based on the price of a share of our common stock as reported on the NYSE.

(2) The value realized on vesting is calculated by multiplying the number of shares of our common stock that vested by the fair market value of a share of our common stock on the vesting date. The fair market value of a share of our common stock is based on the closing price of a share of our common stock on the vesting date as reported on the NYSE.

PENSION BENEFITS

US FOODS CONSOLIDATED DEFINED BENEFIT RETIREMENT PLAN

Mr. Kvasnicka is our only NEO entitled to benefits payable under our defined benefit (pension) plan. Mr. Kvasnicka previously accrued benefits under the US Foods, Inc. Defined Benefit Pension Plan and the Alliant Foodservice, Inc. Pension Plan, which have since been consolidated into the US Foods Consolidated Defined Benefit Retirement Plan and are now frozen for all exempt employees.

Under the US Foods, Inc. Defined Benefit Pension Plan (which was frozen with respect to exempt employees as of September 15, 2004), a participant's normal retirement benefit is equal to 1% of the participant's final average compensation, multiplied by the participant's years of credited service. For the purposes of benefit calculation, Mr. Kvasnicka's final average compensation is generally deemed to be the average of his salary and bonus during his period of credited service. In the case of a married participant, the normal form of payment is a 100% joint and survivor annuity upon reaching normal retirement age, which the plan defines as the first day of the month following the later of age 65 and five years of vesting service. Under the US Foods, Inc. Defined Benefit Pension Plan, a participant may elect to receive a lump sum payment if the present value of the benefit at the time of retirement is less than $15,000. Participants generally become vested in their benefits after completing five years of vesting service.

Under the Alliant Foodservice, Inc. Pension Plan (which was frozen with respect to exempt employees as of December 31, 2002), a participant's normal retirement benefit is equal to: (1) an amount equal to the participant's accumulated pension credits (which is a percentage based on the participant's age), multiplied by the participant's final average compensation; plus (2) an amount equal to one-third of the participant's accumulated pension credits, multiplied by the excess of the participant's final average compensation over the participant's Social Security breakpoint amount (which is two-thirds of the Social Security wage base); plus (3) an amount equal to $300, multiplied by the participant's years of non-contributory credited service. For the purposes of benefit calculation, Mr. Kvasnicka's final average compensation is generally deemed to be the average of his salary and bonus for the 36 consecutive months in which he was highest compensated during the last 120 months of participation in the plan. In the case of a married participant, the normal form of payment is a 100% joint and survivor annuity upon reaching normal retirement age, which the plan defines as the first day of the month following the later of age 65 and five years of vesting service. Under the Alliant Foodservice, Inc. Pension Plan, a participant may elect to receive a lump sum payment of the entire benefit amount. Participants generally become vested in their benefits after completing five years of vesting service.

Mr. Kvasnicka's pension benefits take into account only compensation earned before, and years of credited service up to, the respective dates on which the sub-plans were frozen.

PENSION BENEFITS

The following table provides information regarding Mr. Kvasnicka's benefits payable under the defined benefit plan:

Name	Pre-Consolidation Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Jay A. Kvasnicka	US Foods, Inc. Defined Benefit Pension Plan	1.71	16,323	—
	Alliant Foodservice, Inc. Pension Plan	7.58	95,110	—

(1) The amounts reported in these columns have been determined as of the measurement dates used for financial statement reporting purposes for fiscal 2019. The number of years of credited service is equal to the number of years Mr. Kvasnicka was eligible to participate in the applicable sub-plan. The present values of the accumulated defined benefit plan benefits have been calculated using interest rate and mortality assumptions consistent with those discussed in Note 18 to the Company's audited financial statements included in our Annual Report on Form 10-K for fiscal year ended December 28, 2019. The present values of the accumulated defined benefit plan benefits were based on a discount rate of 3.50%, with mortality assumptions based on the Pri-2012 base mortality table, with the MP-2019 mortality improvement scale, published by the Society of Actuaries and a blue collar adjustment.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables provide information regarding potential payments by the Company to each of our NEOs in various termination and change in control scenarios. The tables assume that the triggering event took place on December 27, 2019, which was the last business day of fiscal 2019. The information contained in the tables is based on compensation, benefit, and equity levels in effect on that date.

The tables report only amounts that are increased, accelerated, or otherwise paid or owed as a result of the applicable scenario. The tables exclude any amounts that are generally available to all salaried employees and do not discriminate in favor of our NEOs.

The amounts reported are merely estimates, and we are not able to determine actual amounts unless and until an applicable scenario occurs. For additional information, see the section entitled "Executive Severance Agreements" beginning on page 31.

Information for Mr. Connolly is not included in the tables because he resigned from the Company effective October 14, 2019. As a result, he forfeited all equity awards that had been granted to him by the Company and did not receive any severance benefits or other payments under his executive severance agreement with the Company.

PIETRO SATRIANO

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Payments and Benefits Payable Upon Termination	Voluntary Termination			Involuntary Termination			Permanent Disability or Death	Change in Control (without termination)
	Good Reason	Change in Control and Good Reason	Retirement or Without Good Reason[1]	For Cause	Not For Cause	Change in Control and Not For Cause		
Cash Compensation[2]	$ 5,250,000	$ 6,562,500	$ —	$ —	$ 5,250,000	$ 6,562,500	$ —	$ —
Long-term Equity Incentives[3]	—	12,225,045	—	—	—	12,225,045	—	—
Benefits[4]								
LTD Insurance Payment[5]	—	—	—	—	—	—	960,000	—
Health and Welfare Benefits Continuation[6]	37,446	46,807	—	—	37,446	46,807	—	—
TOTAL	$ 5,287,446	$ 18,834,352	$ —	$ —	$ 5,287,446	$ 18,834,352	$ 960,000	$ —

DIRK J. LOCASCIO

CHIEF FINANCIAL OFFICER

Payments and Benefits Payable Upon Termination	Voluntary Termination			Involuntary Termination			Permanent Disability or Death	Change in Control (without termination)
	Good Reason	Change in Control and Good Reason	Retirement or Without Good Reason[1]	For Cause	Not For Cause	Change in Control and Not For Cause		
Cash Compensation[2]	$ 1,483,125	$ 1,977,500	$ —	$ —	$ 1,483,125	$ 1,977,500	$ —	$ —
Long-term Equity Incentives[3]	—	2,352,846	—	—	—	2,352,846	—	—
Benefits[4]								
LTD Insurance Payment[5]	—	—	—	—	—	—	1,832,000	—
Health and Welfare Benefits Continuation[6]	29,467	39,290	—	—	29,467	39,290	—	—
TOTAL	$ 1,512,592	$ 4,369,636	$ —	$ —	$ 1,512,592	$ 4,369,636	$ 1,832,000	$ —

JAY A. KVASNICKA

EXECUTIVE VICE PRESIDENT, LOCALLY MANAGED BUSINESS AND FIELD OPERATIONS

Payments and Benefits Payable Upon Termination	Voluntary Termination		Retirement or Without Good Reason[1]	Involuntary Termination			Permanent Disability or Death	Change in Control (without termination)
	Good Reason	Change in Control and Good Reason		For Cause	Not For Cause	Change in Control and Not For Cause		
Cash Compensation[2]	$ 1,483,125	$ 1,977,500	$ —	$ —	$ 1,483,125	$ 1,977,500	$ —	$ —
Long-term Equity Incentives[3]	—	2,845,038	—	—	—	2,845,038	—	—
Benefits[4]								
LTD Insurance Payment[5]	—	—	—	—	—	—	1,400,000	—
Health and Welfare Benefits Continuation[6]	17,258	23,011	—	—	17,258	23,011	—	—
TOTAL	$ 1,500,383	$ 4,845,549	$ —	$ —	$ 1,500,383	$ 4,845,549	$ 1,400,000	$ —

KEITH D. ROHLAND

CHIEF INFORMATION OFFICER

Payments and Benefits Payable Upon Termination	Voluntary Termination		Retirement or Without Good Reason[1]	Involuntary Termination			Permanent Disability or Death	Change in Control (without termination)
	Good Reason	Change in Control and Good Reason		For Cause	Not For Cause	Change in Control and Not For Cause		
Cash Compensation[2]	$ 1,456,875	$ 1,942,500	$ —	$ —	$ 1,456,875	$ 1,942,500	$ —	$ —
Long-term Equity Incentives[3]	—	2,867,648	—	—	—	2,867,648	—	—
Benefits[4]								
LTD Insurance Payment[5]	—	—	—	—	—	—	1,424,000	—
Health and Welfare Benefits Continuation[6]	17,258	23,011	—	—	17,258	23,011	—	—
TOTAL	$ 1,474,133	$ 4,833,159	$ —	$ —	$ 1,474,133	$ 4,833,159	$ 1,424,000	$ —

DAVID A. RICKARD

EXECUTIVE VICE PRESIDENT, STRATEGY, INSIGHTS AND FINANCIAL PLANNING

Payments and Benefits Payable Upon Termination	Voluntary Termination		Retirement or Without Good Reason[1]	Involuntary Termination			Permanent Disability or Death	Change in Control (without termination)
	Good Reason	Change in Control and Good Reason		For Cause	Not For Cause	Change in Control and Not For Cause		
Cash Compensation[2]	$ 1,522,500	$ 2,030,000	$ —	$ —	$ 1,522,500	$ 2,030,000	$ —	$ —
Long-term Equity Incentives[3]	—	2,509,993	—	—	—	2,509,993	—	—
Benefits[4]								
LTD Insurance Payment[5]	—	—	—	—	—	—	1,680,000	—
Health and Welfare Benefits Continuation[6]	30,004	40,005	—	—	30,004	40,005	—	—
TOTAL	$ 1,552,504	$ 4,579,998	$ —	$ —	$ 1,552,504	$ 4,579,998	$ 1,680,000	$ —

(1) Retirement is not treated differently than any other voluntary termination without good reason under any of our compensation plans or agreements with our NEOs.

(2) In the event of a qualifying termination, cash compensation payable includes: (a) all accrued and unpaid base salary through the date of the NEO's termination of active employment; (b) an AIP award for the year of termination, prorated to the date of termination and based on actual performance with respect to the current year AIP; (c) if no change in control, continuation of base salary as in effect immediately before the termination for 18 months (24 months in the case of Mr. Satriano) payable in installments or, if following a change in control, a payment equal to 24 months (30 months in the case of Mr. Satriano) of base salary as in effect immediately before the termination payable in a lump sum; and (d) if no change in control, a fixed bonus equal to the NEO's then-current AIP target award multiplied by 1.5 (2.0 in the case of Mr. Satriano) payable in equal annual installments over 18 months (24 months in the case of Mr. Satriano) or, if following a change in control, a fixed bonus equal to the NEO's then-current AIP target award multiplied by 2.0 (2.5 in the case of Mr. Satriano) payable in a lump sum.

(3) These amounts include: (a) the number of unvested stock options that would immediately vest and become exercisable, multiplied by the difference between the closing price of a share of our common stock on December 27, 2019 as reported on the NYSE and the exercise prices of the unvested stock options; and (b) the number of outstanding RSUs that would immediately vest, multiplied by the closing price of a share of our common stock on December 27, 2019 as reported on the NYSE. Under our equity award agreements, in the event of permanent disability or death, with respect to each NEO:

　(i) the portion of the NEO's time-based equity awards that would have become exercisable on the next scheduled vesting date if the NEO had remained employed with us through that date will become vested and exercisable; and

　(ii) the portion of the NEO's performance-based equity awards that would have vested, and, in the case of stock options, become exercisable, during the fiscal year in which the NEO's employment ends, if the NEO had remained employed with us through that date, will remain outstanding through the date on which we determine whether the applicable performance goals are met for that fiscal year. If the performance goals are met, such portion of the performance-based equity awards will vest, and, in the case of stock options, become exercisable, on such performance-vesting determination date. Otherwise, such portion of the performance-based equity awards will be forfeited.

In the event of a change in control, all outstanding equity awards will vest and become exercisable (A) if, immediately prior to the change in control, they would not otherwise be continued, converted, assumed, or replaced by the Company or a successor entity, or (B) upon a termination of the NEO without cause or a resignation for good reason by the NEO, in each case within the 18-month period immediately following the change in control.

(4) If the NEO is terminated without cause or resigns for good reason (whether or not following a change in control), the executive is entitled to (a) a payment attributable to base salary for unused vacation accrued during the calendar year of the termination and (b) certain career transition and outplacement services and access to certain office and administrative services for a period not to exceed 12 months following the termination.

(5) In the event of death, the NEO's beneficiary will receive payments under our basic life insurance program in an amount up to a maximum of $1,500,000. If the NEO chose to participate in the supplemental life/AD&D insurance program, his beneficiary will receive payments up to a maximum of $3,500,000. The amounts reported in this row include amounts that the NEO would receive under our enhanced Long-Term Disability insurance program. Under the program, the benefit is increased from 60% of monthly earnings to 66 2/3% of monthly earnings. Each NEO who has elected Long-Term Disability insurance coverage would exceed the $20,000 monthly maximum benefit under the enhanced Long-Term Disability program. Accordingly, the amounts reported in this row reflect the difference between the maximum benefits under the Long-Term Disability program and the enhanced Long-Term Disability program ($8,000) multiplied the number of months until retirement age under the Social Security Act.

(6) These amounts include a lump sum payment to the NEO for the estimated cost of continuation of medical and dental coverage through COBRA for the NEO and his covered dependents, if no change in control, for 18 months (24 months in the case of Mr. Satriano) or, if following a change in control, for 24 months (30 months in the case of Mr. Satriano).

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform Act and Consumer Protection Act of 2010 and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation of Mr. Satriano, our Chairman and CEO, to the median of the annual total compensation of all our employees.

For fiscal 2019:

- the median of the annual total compensation of all our employees (other than Mr. Satriano, our Chairman and CEO) was $82,441; and
- the annual total compensation of Mr. Satriano, our Chairman and CEO, was $7,711,847.

Based on this information, the ratio of the annual total compensation of our Chairman and CEO to the median of the annual total compensation of all our employees is estimated to be 94 to 1.

To determine this pay ratio:

- With respect to the median of the annual total compensation of all our employees, we elected to use the same median employee that we used for purposes of preparing our fiscal 2017 and fiscal 2018 pay ratio disclosures, as permitted under SEC rules. Since the date used to select the median employee, there have been no changes in the Company's employee population or compensation arrangements that we believe would significantly impact the pay ratio disclosure. In making this determination, we considered the prior exclusion of certain employees who joined the Company in fiscal 2017 in connection with acquisitions and excluded 2,758 employees who joined the Company in September 2019 in connection with the acquisition of the Food Group, as permitted under SEC rules.
- With respect to the annual total compensation of our Chairman and CEO, we used the amount reported in the "Total" column of the Fiscal 2019 Summary Compensation Table above and added the estimated value of his health care benefits (estimated for him and his eligible dependents at $13,814).

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board recognizes that holding an annual advisory vote on executive compensation provides stockholders with the opportunity to effectively share perspectives on the Company's executive compensation program and philosophy. As a result, and in accordance with Section 14A of the Securities Exchange Act of 1934, we are providing stockholders with the opportunity to cast an advisory vote on the compensation of our NEOs, as described in the sections entitled "Compensation, Discussion and Analysis" beginning on page 20 and "Executive Compensation" beginning on page 34. Although the vote on this proposal is advisory and non-binding on the Company and the Board and its committees, we value the perspectives of our stockholders and the Compensation Committee will consider the outcome of the vote when making future executive compensation decisions.

As discussed in the sections entitled "Compensation Discussion and Analysis" beginning on page 20 and "Executive Compensation" beginning on page 34, which we urge you to review carefully, our executive compensation program is designed to attract, motivate, and retain the right talent and appropriately incentivize our executives to stay committed to executing our long-range plan and increasing long-term stockholder value.

We believe our fiscal 2019 executive compensation program demonstrates our philosophy of aligning pay with performance and is supported by sound compensation policies and practices.

The Board unanimously recommends that our stockholders vote in favor of the following resolution:

"RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including in the sections entitled "Compensation Discussion and Analysis" and "Executive Compensation" in this proxy statement."

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THIS PROPOSAL.

AUDIT COMMITTEE REPORT

In assisting the Board in overseeing and monitoring the quality and integrity of the Company's financial statements, the Audit Committee:

1. Reviewed and discussed the Company's audited financial statements as of and for the fiscal year ended December 28, 2019 (the "Audited Financial Statements") and the report on internal control over financial reporting with management;

2. Discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

3. Received the written disclosures and the letter from Deloitte required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence and discussed with Deloitte its independence from the Company and management.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2019.

Audit Committee

David M. Tehle, Chair
Court D. Carruthers
Sunil Gupta
Ann E. Ziegler

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has acted as our independent registered public accounting firm since 2006 and has been appointed by the Audit Committee to audit our financial statements for fiscal 2020. Representatives from Deloitte are expected to be present at the Annual Meeting, with the opportunity to make statements if they wish to do so, and are expected to be available to respond to appropriate questions.

Although we are not required to seek stockholder ratification of the appointment of the independent registered public accounting firm, the Board believes it is a sound corporate governance practice. If the appointment of Deloitte is not ratified at the Annual Meeting, the fiscal 2020 appointment will remain unchanged, but the Audit Committee will consider the outcome of the vote on this proposal in determining whether it will appoint Deloitte as the independent registered public accounting firm for fiscal 2021.

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES

Before the Company engages Deloitte to provide any audit or non-audit services, each engagement is submitted to the Audit Committee for its approval. The Audit Committee has adopted a policy concerning approval of audit and non-audit services proposed to be provided by the independent registered public accounting firm to the Company. The policy requires that all services, including audit services and permissible audit-related, tax, and non-audit services, proposed to be provided by the independent registered public accounting firm to the Company be pre-approved by the Audit Committee. The Audit Committee has also adopted procedures authorizing the Chair of the Audit Committee to pre-approve interim requests for services under a specified dollar threshold, provided that the pre-approval is reviewed with the full Audit Committee at its next meeting. The pre-approval policy was in effect for services to be performed by Deloitte with respect to fiscal 2019.

FEES PAID TO DELOITTE

The following table sets forth the aggregate fees billed by Deloitte for audit services rendered in connection with consolidated financial statements and reports for fiscal 2019 and fiscal 2018 and for audit-related, tax, and other services rendered during fiscal 2019 and fiscal 2018 for the Company and its subsidiaries (all of which were pre-approved by the Audit Committee), as well as applicable out-of-pocket costs incurred in connection with the services:

Fee Category	2019	2018
Audit Fees[1]	$ 3,852,410	$ 3,044,000
Audit-Related Fees[2]	$ 12,000	$ 131,000
Tax Fees[3]	$ 175,601	$ 564,293
All Other Fees[4]	$ 71,790	$ 41,790
TOTAL FEES:	**$ 4,111,801**	**$ 3,781,083**

(1) Includes the aggregate fees for professional services rendered for the audit of the Company's annual consolidated financial statements and the quarterly reviews of its consolidated financial statements. The fees are for services that are normally provided in connection with statutory or regulatory filings or engagements.

(2) Includes the aggregate fees for professional services rendered in connection with the Company's SEC filings (exclusive of those noted in Footnote 1 above) and other research and consultation services, including due diligence related to mergers and acquisitions.

(3) Includes the aggregate fees for professional services rendered for tax compliance, consultation, and planning.

(4) Consists of the aggregate fees for all services other than those described above, including consulting work related to operational compliance with regulations.

☑ THE BOARD OF DIRECTORS AND ITS AUDIT COMMITTEE UNANIMOUSLY RECOMMEND A **VOTE FOR** THIS PROPOSAL.

OTHER BUSINESS

We are not aware of any other matters that will be presented for stockholder action at the Annual Meeting. If other matters are properly introduced, the persons named in the accompanying proxy will vote the shares of our common stock they represent according to their judgment.

ABOUT THE MEETING

WHY DID YOU PROVIDE ME THIS PROXY STATEMENT?

We provided you this proxy statement because you were a holder of our common stock as of the close of business on March 16, 2020 (the "Record Date"), and the Board is soliciting your proxy to vote at the Annual Meeting. As permitted by SEC rules, we are mailing a Notice of Internet Availability of Proxy Materials ("Notice") to our registered and beneficial stockholders beginning on or about March 27, 2020 and have elected to provide these stockholders access to this proxy statement and our 2019 Annual Report to Stockholders online at *https://materials.proxyvote.com/912008*. The Notice explains how to access the proxy statement and 2019 Annual Report and how to vote. If you receive the Notice by mail, you will not receive printed copies of the proxy statement or our 2019 Annual Report in the mail unless you request them. To request printed copies of our proxy materials, you should follow the instructions included in the Notice.

For information on how to receive electronic delivery of our annual reports to stockholders, proxy statements, proxy cards, and notices of internet availability of proxy materials, please see the section entitled "Can I elect electronic delivery of annual reports and proxy materials?" on page 51.

WHAT WILL I BE VOTING ON?

At the Annual Meeting, you will be voting on:

1. The election of the three nominees named in this proxy statement to the Board;
2. The approval, on an advisory basis, of the compensation paid to our named executive officers, as disclosed in this proxy statement (commonly known as a "say on pay resolution"); and
3. The ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2020.

HOW DOES THE BOARD RECOMMEND THAT I VOTE ON THESE MATTERS?

The Board recommends that you vote:

- **FOR** each director nominee;
- **FOR** the approval of the say on pay resolution; and
- **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2020.

WHO IS ENTITLED TO VOTE ON THESE MATTERS?

You are entitled to vote at the Annual Meeting if you owned shares of our common stock as of the close of business on March 16, 2020. On that day, 220,123,246 shares of our common stock were outstanding and eligible to be voted. At the Annual Meeting, each share of common stock owned as of the close of business on the Record Date is entitled to one vote.

Business may not be conducted at the Annual Meeting unless a quorum is present. Under our Bylaws, a majority of the outstanding shares, present or represented by proxy, and entitled to vote at the Annual Meeting, constitutes a quorum. If there are not sufficient shares present or represented by proxy at the Annual Meeting to constitute a quorum for approval of any matter to be voted upon, the Annual Meeting may be adjourned to permit further solicitation of proxies in order to achieve a quorum. Abstentions or withheld votes and broker non-votes are counted as shares present and entitled to vote for purpose of determining whether a quorum is present.

HOW MANY VOTES ARE NEEDED TO ELECT THE DIRECTOR NOMINEES?

In order to be elected, each director nominee must receive more votes cast **FOR** his or her election than votes cast **AGAINST** his or her election. Abstentions will have no effect on the outcome of the election of directors. Your broker is not permitted to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the election of directors.

If an incumbent director nominee fails to be elected, he or she will promptly tender resignation to the Board. The Nominating and Corporate Governance Committee will recommend to the Board whether to accept or reject the resignation. After the Board acts on the resignation, it will publicly announce its decision and rationale within 120 days after the date the election results were certified.

HOW MANY VOTES ARE NEEDED TO APPROVE THE SAY ON PAY RESOLUTION?

The resolution to approve the compensation paid to our NEOs, as disclosed in this proxy statement, is advisory and is not binding on the Company, the Board, or the Compensation Committee. The Compensation Committee will, however, consider the outcome of the vote on this proposal when making future executive compensation decisions. In order to approve this proposal, the holders of a majority of shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Your broker is not entitled to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the proposal.

HOW MANY VOTES ARE NEEDED TO RATIFY THE APPOINTMENT OF DELOITTE?

In order to ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal 2020, the holders of a majority of shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Unlike the other proposals to be presented at the Annual Meeting, your broker is entitled to vote your shares on this matter if no instructions are received from you.

WHY ARE YOU CONDUCTING A VIRTUAL-ONLY ANNUAL MEETING?

We are conducting this year's Annual Meeting entirely online due to the emerging public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our associates and stockholders. This meeting format is consistent with current guidance from the Centers for Disease Control and Prevention and other public health officials. In addition, the online meeting format provides our stockholders with expanded access to the Annual Meeting, providing stockholders who would not otherwise be able to attend the meeting the opportunity to do so. Like our prior in-person annual meetings, we will provide our stockholders with ample opportunity to ask questions.

WHO IS ALLOWED TO ATTEND THE ONLINE ANNUAL MEETING?

Stockholders as of the close of business on the Record Date (March 16, 2020) or their authorized representatives, are welcome to attend the online Annual Meeting. Even if you plan to attend the online Annual Meeting, we recommend that you also vote by proxy as described in this proxy statement so that your vote will be counted if you later decide not to attend the online Annual Meeting.

HOW DO I ATTEND THE VIRTUAL ANNUAL MEETING?

To join the online Annual Meeting, login at www.virtualshareholdermeeting.com/USFD2020. You will need to have your unique 16-digit control number, which is included on the Notice or proxy card you received. If your shares are in "street name," you will need to contact your broker, bank, or other nominee as soon as possible so that you can be provided with a control number to gain access to the online meeting.

The live audio webcast of the Annual Meeting will begin promptly at 9:00 a.m., Central Daylight Time. Online access to the audio webcast will open approximately 30 minutes prior to the start of the meeting to allow time for stockholders to log in and test the computer audio system. We encourage you to log in prior to the meeting start time. Beginning 30 minutes prior to the start of and during the online Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the audio webcast of the meeting. If you encounter technical difficulties accessing the audio webcast, please call our support team at 800-586-1548 (U.S.) or 303-562-9288 (International).

If you unable to attend the online Annual Meeting, a replay of the meeting will be posted on our investor relations website (at https://ir.usfoods.com) for at least thirty (30) days after the meeting concludes.

MAY I ASK QUESTIONS AT THE ONLINE ANNUAL MEETING?

Yes. We expect that all of our directors and executive officers, as well as representatives of our independent registered public accounting firm, Deloitte, will attend the online Annual Meeting and be available to answer questions. We will provide our stockholders the opportunity to ask questions and make statements about a proposal during the formal business of the meeting. Questions and comments of a general nature will be held until after the conclusion of the formal business of the Annual Meeting. Instructions for submitting questions and making statements will be posted on the virtual meeting website. This live question and answer session will be conducted in accordance with certain Rules of Conduct. These Rules of Conduct will be posted on our investor relations website prior to the date of the Annual Meeting, and may include certain procedural requirements, such as limiting repetitive or follow-up questions, so that more stockholders will have an opportunity to ask questions. Out of consideration for other stockholders, we request that stockholders limit questions and comments to one and time to two minutes or less. This will allow every stockholder who wishes to speak an opportunity to do so.

ABOUT VOTING

WHO IS SOLICITING PROXIES FOR THE ANNUAL MEETING?

The Board is soliciting proxies for the Annual Meeting. We will pay the costs of this solicitation. We have retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for the Annual Meeting for a fee of approximately $20,000, plus routine out-of-pocket expenses. Proxies may be solicited in person, through the mail, or by telephone, facsimile, email, or other electronic means by our directors, officers, and employees without additional compensation. We will also reimburse brokers, nominees, and fiduciaries for their costs in sending proxy materials to holders of shares of our common stock.

WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A "STREET NAME" HOLDER?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC, the Company's transfer agent, you are considered the stockholder of record, or a registered holder, with respect to those shares.

If your shares are held in a brokerage account or by a bank or other nominee ("in street name"), you are considered the beneficial owner of those shares.

HOW DO I VOTE BY PROXY BEFORE THE ANNUAL MEETING?

If your shares are held directly in your own name, and you received a Notice of Internet Availability of Proxy Materials, you may vote your shares over the internet at www.proxyvote.com. These stockholders may also vote their shares by mail or telephone by requesting a paper copy of the proxy materials, which will include a proxy card. The proxy card will contain instructions for voting by mail and telephone.

If your shares are held directly in your own name, and you received printed copies of the proxy materials, you may vote your shares by mail by completing, signing and dating the proxy card. To vote over the internet or by telephone, these stockholders should refer to their proxy card for instructions.

If your shares are held in "street name," meaning registered in the name of your broker, bank or other nominee, you should vote your shares by following the instructions from your broker, bank or other nominee.

WHAT SHARES ARE INCLUDED ON A PROXY OR VOTING INSTRUCTION CARD?

Each proxy or voting instruction card represents the shares registered to you as of the close of business on the Record Date. You may receive more than one proxy or voting instruction card if you hold your shares in multiple accounts, some of your shares are registered directly in your name with the Company's transfer agent, or some of your shares are held in street name through a broker, bank, or other nominee. Please vote the shares on each proxy card or voting instruction card to ensure that all of your shares are counted at the Annual Meeting.

WHAT IF I HAVE SHARES REGISTERED IN MY NAME AND DON'T VOTE ON A PARTICULAR MATTER WHEN RETURNING A PROXY CARD?

Properly signed proxy cards received by the Corporate Secretary before the close of voting at the Annual Meeting will be voted according to the directions provided. If a signed proxy card is returned without stockholder direction on a matter, the shares will be voted as recommended by the Board.

WILL MY SHARES HELD IN STREET NAME BE VOTED IF I DON'T PROVIDE INSTRUCTIONS?

Current NYSE rules allow brokers to vote shares on certain "routine" matters for which their customers do not provide voting instructions. If you own shares in street name through a broker, bank, or other nominee, the ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2020 is considered a "routine" matter on which your broker may use its discretion to vote your shares without your instructions. The election of directors and the advisory say on pay resolution are not "routine" proposals; therefore, your broker will be unable to vote your shares on these proposals if you do not instruct your broker how to vote, which is referred to as a "broker non-vote." Broker non-votes will have no effect on the outcome of the votes on the election of directors or the advisory say on pay resolution.

HOW CAN I VOTE AT THE ONLINE ANNUAL MEETING?

Stockholders of record may vote their shares electronically at the Annual Meeting by following the instructions at www.virtualshareholdermeeting.com/USFD2020.

If you hold your shares in street name, you may not vote your shares at the online Annual Meeting unless you request and obtain a valid proxy card from your broker, bank or other nominee.

I HAVE SHARES REGISTERED IN MY NAME, AND ALSO HAVE SHARES IN A BROKERAGE ACCOUNT. HOW DO I VOTE THESE SHARES?

Shares that you hold in street name are not included in the total number of shares set forth on your proxy card. Your broker, bank or other nominee will send you instructions on how to vote those shares.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If your shares are registered directly in your name, you may change your vote or revoke your proxy by:

- delivering written notice to the Corporate Secretary at any time before the close of voting at the Annual Meeting;
- submitting a later dated proxy over the internet or by telephone in accordance with the instructions in the Notice or the proxy card; or
- voting your shares electronically during the Annual Meeting.

If your shares are held in street name, you should contact your broker, bank or other nominee to change your vote or revoke your proxy.

WHO COUNTS THE VOTES?

A representative of Broadridge Financial Solutions, Inc., the Company's independent tabulating agent, will count the votes and serve as the inspector of election at the Annual Meeting. The Company keeps all proxies, ballots, and voting tabulations confidential as a matter of practice.

ABOUT HOUSEHOLDING

ARE YOU "HOUSEHOLDING" FOR STOCKHOLDERS WITH THE SAME ADDRESS?

Yes. Stockholders with multiple accounts who have elected to receive printed copies of proxy materials and share the same last name and household mailing address will receive a single set of printed copies of our proxy materials, unless we are instructed otherwise. Each stockholder will, however, receive a separate proxy card. Any stockholder who would like to receive separate copies of our proxy materials may email or write us at the following address, and we will promptly deliver them. Alternatively, if you received multiple copies of our proxy materials and would like to receive combined mailings in the future, please email or write us at the following address:

> US Foods Holding Corp.
> 9399 W. Higgins Road, Suite 100
> Rosemont, IL 60018
> Attention: Investor Relations
> ir@usfoods.com

Stockholders who hold their shares in street name should contact their broker, bank or other nominee regarding combined mailings.

CAN I ELECT ELECTRONIC DELIVERY OF ANNUAL REPORTS AND PROXY MATERIALS?

Yes. You may elect to receive future annual reports to stockholders, proxy statements, proxy cards, and notices of internet availability of proxy materials electronically. To sign up for electronic delivery, please follow the instructions on the Notice or the proxy card to vote over the internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

STOCKHOLDER PROPOSALS

HOW CAN I PROPOSE SOMEONE TO BE A NOMINEE FOR ELECTION TO THE BOARD?

The Nominating and Corporate Governance Committee will consider candidates for director suggested by stockholders using the same criteria and process used to consider nominees identified by the Nominating and Corporate Governance Committee, as described in the section entitled "Director Nominating Process" on page 8.

Stockholders may also directly nominate candidates to serve on the Board. Our Bylaws require stockholders seeking to make a director nomination to give notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting. As a result, you must deliver notice of a nomination to us no earlier than January 13, 2021 and no later than the close of business on February 12, 2021 in order to nominate a candidate at the 2021 annual meeting. The notice must contain the information required by our Bylaws, and should be addressed to: US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018, Attention: Corporate Secretary.

HOW CAN I SUBMIT A PROPOSAL TO BE INCLUDED IN NEXT YEAR'S PROXY STATEMENT?

To be considered for inclusion in our proxy statement for the 2021 annual meeting, the Company must receive notice of a stockholder proposal on or before November 27, 2020. The proposal must comply with the SEC rules regarding eligibility for inclusion in our proxy statement, and should be addressed to: US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018, Attention: Corporate Secretary.

CAN I BRING PROPOSALS AT AN ANNUAL MEETING OTHER THAN THROUGH THE PROXY STATEMENT?

If you intend to present a proposal at an annual meeting other than by submitting a stockholder proposal for inclusion in our proxy statement for that meeting, our Bylaws require you to give notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting.

As a result, you must deliver notice of a proposal to us no earlier than January 13, 2021 and no later than the close of business on February 12, 2021 in order to present it at the 2021 annual meeting. The notice must contain the information required by our Bylaws, and should be addressed to: US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018, Attention: Corporate Secretary.

BOARD POLICY REGARDING COMMUNICATIONS

All interested parties, including our stockholders, who wish to contact the Company's directors may send written correspondence, to the attention of the Corporate Secretary, at the following address:

US Foods Holding Corp.
9399 W. Higgins Road, Suite 100
Rosemont, IL 60018

Communications may be addressed to an individual director (including our Lead Independent Director), the non-management directors as a group, or the Board as a whole, confidentially or otherwise.

APPENDIX A: NON-GAAP FINANCIAL MEASURES

In this proxy statement, we disclose performance goals and results related to certain incentive compensation awards that are based on fiscal 2019 Adjusted EBITDA and Net Debt, which are non-GAAP financial measures. Set forth below is a methodology for determining, and rationale for using, these measures. The measures and reconciliations set forth below exclude contributions from the Food Group and borrowings to finance its acquisition because the specific timing of the completion of the acquisition was not known when the Compensation Committee established the relevant performance goals at the beginning of fiscal 2019.

Metric	Definition	Rationale for Use
Adjusted EBITDA	EBITDA is defined as net income, plus interest expense – net, income tax provision (benefit), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for: (1) share-based compensation expense; (2) the non-cash impact of last-in, first-out (LIFO) reserve adjustments; (3) pension settlements; (4) business transformation costs; and (5) other gains, losses, or charges as specified in the agreements governing our indebtedness.	We believe Adjusted EBITDA provides meaningful supplemental information about our operating performance because it excludes amounts that we do not consider part of our core operating results when assessing our performance. Adjusted EBITDA is used in connection with certain covenants and restricted activities under the agreements governing our indebtedness. As presented in this proxy statement, it is an important factor in determining variable compensation for management and employees.
Net Debt	Net Debt is defined as long-term debt, plus the current portion of long-term debt (total debt) net of: (1) restricted cash held on deposit in accordance with the agreements governing our indebtedness; and (2) total cash and cash equivalents remaining on the balance sheet at year-end. Net Debt, as presented in this proxy statement for purposes of the fiscal 2019 AIP, is further adjusted to be net of deferred financing fees and unbudgeted items (as determined by the Board of Directors) and is determined by calculating the average of the period-end Net Debt for the 13 fiscal monthly periods beginning with the last period of the prior fiscal year.	We use Net Debt to review the liquidity of our operations and to assess our ability to pursue business opportunities and investments. As presented in this proxy statement, it is an important factor in determining variable compensation for management and employees.

We caution readers that our definitions of EBITDA, Adjusted EBITDA, and Net Debt may not be the same as similar measures used by other companies. Not all companies and analysts calculate these measures in the same manner. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

US FOODS HOLDING CORP. NON-GAAP RECONCILIATION (UNAUDITED)

($ in millions)	52 Weeks Ended December 28, 2019
Net Income (GAAP)	$ 406
Interest expense – net	163
Income tax provision	132
Depreciation and amortization expense	341
EBITDA (NON-GAAP)	1,042
Adjustments:	
Share-based compensation expense[1]	32
LIFO reserve adjustments[2]	22
Pension settlements[3]	12
Business transformation costs[4]	9
Food Group acquisition-related costs and other[5]	54
ADJUSTED EBITDA (NON-GAAP)	$ 1,171

(1) Share-based compensation expense for stock and option awards and discounts provided under employee stock purchase plan.

(2) Represents the non-cash impact of LIFO reserve adjustments.

(3) Consists of settlement charges resulting from payments to settle benefit obligations with both former and current participants in our defined benefit pension plan.

(4) Consists primarily of costs related to significant process and systems redesign across multiple functions.

(5) Includes Food Group acquisition-related costs of $44 million and gains, losses, or costs as specified under the agreements governing our indebtedness.

US FOODS HOLDING CORP. NON-GAAP RECONCILIATION (UNAUDITED)

Net Debt as of December 28, 2019, utilizing information included in our consolidated financial statements, is presented for illustration:

($ in millions)	December 28, 2019
Total Debt (GAAP)	$ 3,029
Unamortized deferred financing costs	8
Cash and cash equivalents	(90)
NET DEBT (NON-GAAP)	$ 2,947

Net Debt, as presented in this proxy statement for purposes of the fiscal 2019 AIP:

($ in millions)	Average period-end balances from December 29, 2018 to December 28, 2019
Total Debt (GAAP)	$ 3,257
Unamortized deferred financing costs	10
Cash and cash equivalents	(103)
NET DEBT (NON-GAAP)	$ 3,164

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CORPORATE SOCIAL RESPONSIBILTY
AT US FOODS

As a leading foodservice distributor, we understand we have an opportunity to positively impact our customers and their diners, our associates, and the communities where we live and work. Our corporate social responsibility platform is organized around our commitment to caring for people, protecting the environment, and providing sustainably-sourced products.

PEOPLE

Caring for our associates by growing our training and development programs and bolstering our safety mindset; supporting our communities through volunteerism, donations, and the expansion of the US Foods Scholars program





PLANET

Reducing energy intensity by optimizing our building operations and investing in renewable energy; improving the efficiency of our fleet by optimizing routing and testing technology such as compressed natural gas vehicles

PRODUCTS

Expanding our Serve Good® portfolio of products that are responsibly sourced and contribute to waste reduction; continuing to make progress on our Responsibly Sourced Palm Oil Policy and Responsibly Sourced Seafood Policy commitments





To read our latest Corporate Social Responsibility Review and learn more about our efforts, initiatives, and accomplishments, visit www.usfoods.com/csr.